BOART LONGYEAR

Boart Longyear Limited 082-35090

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

RECEIV
2007 NOV 20
ICE OF INTER CORPORATE

16 November 2007

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcements: (1) Change in Substantial Holding, submitted on September 6, 2007; (2) Change in Substantial Holding from CGF, submitted on September 12, 2007; (3) Change in Substantial Holding, submitted on October 10, 2007; (4) Appendix 3B, submitted on October 12, 2007; (5) Change in Director's Interest Notice, submitted on October 12, 2007; (6) Press Release – Resignation of CFO, submitted on October 16, 2007; (7) Appendix 3B, submitted on October 22, 2007; (8) Press Release, submitted on November 12, 2007; (9) Addition to MDCI Index, submitted on November 12, 2007 and (10) Becoming a Substantial Holder from MQG, submitted on November 16, 2007. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

07028145

RECEIVED
2007 NOV 20 P 4:25

Enclosures

PROCESSED
NOV 26 2007
THOMSON
FINANCIAL

11/21

ISO 14001 certified
ISO 9001:2000 certified

BOART LONGYEAR

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
Tel: +1 801 972-6430 • Fax: +1 801 977-3374

E-mail: info@boartlongyear.com

www.boartlongyear.com

16 November 2007

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission one copy of the following announcements: (1) Change in Substantial Holding, submitted on September 6, 2007; (2) Change in Substantial Holding from CGF, submitted on September 12, 2007; (3) Change in Substantial Holding, submitted on October 10, 2007; (4) Appendix 3B, submitted on October 12, 2007; (5) Change in Director's Interest Notice, submitted on October 12, 2007; (6) Press Release – Resignation of CFO, submitted on October 16, 2007; (7) Appendix 3B, submitted on October 22, 2007; (8) Press Release, submitted on November 12, 2007; (9) Addition to MDCI Index, submitted on November 12, 2007 and (10) Becoming a Substantial Holder from MQG, submitted on November 16, 2007. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

5 September 2007

BY FAX - ORIGINAL IN POST
(61 2 9293 2828)

Boart Longyear Limited
Level 25, 2 Chifley Tower
Chifley Square
Sydney NSW 2000 Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 04 September 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,485,250,000 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Boart Longyear Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 04 September 2007

The previous notice was given to the company on: 18 April 2007

The previous notice was dated: 17 April 2007

The shares reported were owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares {OR Stapled Securities}	75,550,000 shares	5.0867%	93,991,880 shares	6.3284%

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/4/2007 thru 04/9/2007	The Capital Group Companies, Inc.	Acquisition	Average price of 1.9221 AUD	18,441,880 Ordinary Shares	18,441,880

See Annexure A dated 17 April 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 04 September 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walter R. Burkley Capacity: Senior Counsel

sign here ________________ date 05 September 2007

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 4 September 2007.

The Capital Group Companies, Inc.

By: ________________________________

Walter R. Burkley
Senior Counsel

Australia Annexure
Boart Longyear Limited

4 September 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000014	40,000,000	
	11000035	37,730,926	
	11000036	12,090,326	
	11000074	1,700,000	
	11000076	2,470,628	
		93,991,880	
GRAND TOTAL		**93,991,880**	**6.33%**

Nominee List

Boart Longyear Limited
04 September 2007

<u>**Nominee Name**</u>

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000014		40,000,000
11000036		12,090,326
11000076		2,470,628
	Total Shares:	54,560,954

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		37,730,926
11000074		1,700,000
	Total Shares:	39,430,926

challenger

RECEIVED

2007 NOV 20

OFFICE OF LIST...

Sydney

Level 15, 255 Pitt Street
Sydney NSW 2000 Australia
GPO Box 3698
Sydney NSW 2001
www.challenger.com.au

Telephone 02 9994 7000
Facsimile 02 9994 7777

12 September 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street

SYDNEY NSW 2000

By electronic lodgement

Dear Sir

Re: Notice of change of interests of substantial holder ~ Boart LongYear Limited (BLY)

We enclose notice of change of interests of substantial holder in Boart LongYear Limited. This notice is given by Challenger Financial Services Group Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully

Suzie Koeppenkastrop
Company Secretary

attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: Boart Longyear Limited
ACN/ARSN: 123 052 728

1. Details of substantial holder (1)

Name: Challenger Financial Services Group Limited (and the entities listed in Annexure 1)
ACN/ARSN (if applicable): 106 842 371

There was a change in the interests of the substantial holder on: 06.09.2007
The previous notice was given to the company on: 26.04.2007
The previous notice was dated: 26.04.2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Fully Paid	81,697,312	5.50%	96,562,970	6.50%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure 2	Challenger Financial Services Group Limited And each other entity named in Annexure 1	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Challenger Financial Services Group Limited And each other entity named in Annexure 1	ANZ Nominees Ltd	ANZ Nominees Ltd	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	1,708,009 (ordinary fully paid)	1,708,009
As above	BNP Paribas Securities Services	BNP Paribas Securities Service	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	18,327,248	18,327,248
As above	Citicorp Nominees Pty Ltd	Citicorp Nominees Pty Ltd	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	2,946,634 (ordinary fully paid)	2,946,634

As above	HSBC Nominees	HSBC Nominees	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	90,075 (ordinary fully paid)	90,075
As above	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	38,870,242 (ordinary fully paid)	38,870,242
As above	National Nominees Ltd	National Nominees Ltd	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	24,035,673 (ordinary fully paid)	24,035,673
As above	State Street Australia Ltd	State Street Australia Ltd	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	8,450,095 (ordinary fully paid)	8,450,095
As above	Tower Trust Limited	Tower Trust Limited	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	291,850 (ordinary fully paid)	291,850
As above	Westpac Nominees	Westpac Nominees	The relevant interest arises by Challenger Financial Services Group Limited and the entites listed in Annexure 1	1,843,144 (ordinary fully paid)	1,843,144

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Annexure 1	Annexure 1

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Challenger Financial Services Group Limited And each other entity named in Annexure 1	Level 15, 255 Pitt Street, Sydney NSW 2000

[redacted]

Signature

print name Suzie Koeppenkastrop capacity Company Secretary

sign here date 12/09/2007

Annexure 1

challenger

This is page 1 of 3 pages of Annexure 1 referred to in Form 604 signed by me and dated 12/09/2007

Suzie Koeppenkastrop
Company Secretary

Company/Scheme	ABN/ARSN
Challenger Financial Services Group Limited	85 106 842 371
Allfine Holdings Pty Ltd	84 100 231 918
Associated Planners Financial Services Pty Limited	38 097 451 495
Associated Planners Strategic Finance Pty Limited	86 003 688 060
Beston Pacific Vineyard Management Limited	35 079 882 161
Bluezen Pty Ltd	94 100 220 175
Cescade Pty Limited	76 096 097 399
CDPG Australia Pty Limited	124 498 095
CFSG Holdings No.2 Victoria Pty Limited	107 601 605
Challenger Boutique Holdings Pty Limited	123 318 650
Challenger Boutique (GFI) Holdings Pty Limited	123 319 460
Challenger Capital Markets Limited	38 099 742 122
Challenger Commercial Lending Limited	65 000 033 143
Challenger Diversified Property Development Pty Limited	121 624 833
Challenger Financial Planning Pty Limited	123 318 641
Challenger Group Holdings Limited	50 002 993 302
Challenger Group Pty Limited	85 003 374 196
Challenger Group Services Pty. Ltd.	91 085 657 307
Challenger Hedging Limited	38 087 464 131
Challenger International Nominees Limited	70 003 942 765
Challenger Originator Finance Pty Ltd	095 085 466
Challenger Inventory Finance Servicing Pty Limited	36 107 706 810
Challenger LBC Terminals Australia Pty Limited	125 211 770
Challenger Life Holdings Pty Limited	85 080 036 657
Challenger Life No.2 Limited	44 072 486 938
Challenger Life Pty Limited	60 006 381 193
Challenger Listed Investments Limited	94 055 293 644
Challenger Managed Investments Limited	94 002 835 592
Challenger Managed Investments (International) Pty Ltd	120 871 212
Challenger Management Services Limited	29 092 382 842
Challenger Margin Lending Limited	47 091 338 822
Challenger Portfolio Management Limited	29 064 545 124
Challenger Property Asset Management Pty Ltd	90 077 569 021
Challenger Property Finance Limited	72 093 308 028
Challenger Property Funds Management Limited	34 078 627 013
Challenger Property Nominees Pty Limited	39 091 336 793
Challenger Strategic Capital Pty Limited	116 411 388
Challenger Superannuation Pty Ltd	52 006 475 501
Challenger Treasury Limited	47 093 307 996

Annexure 1

This is page 2 of 3 pages of Annexure 1 referred to in Form 604 signed by me and dated 12/[illegible]/2007

Suzie Koeppenkastrop
Company Secretary

Company/Scheme	ABN/ARSN
Challenger US Infrastructure Holdings Pty Ltd	117 401 519
Challenger Wealth Management Pty Limited	107 728 030
Challenger Mortgage Management Holdings Pty Limited	57 095 300 502
CPHIC Investments Pty Ltd	95 093 340 526
CSPP1 Broadbeach Pty Ltd	122 460 977
CSPP1 Investment Company 1 Pty Limited	120 463 023
CSPP1 Mavis Court Pty Ltd	122 461 983
CSPP1 Maitland Pty Ltd	122 460 968
eFinancial Capital Limited	58 089 796 798
Encap Funds Management Pty Limited	124 069 712
Endowment Warrants Limited	45 009 568 503
Foundation Wealth Advisers Pty Ltd	86 085 654 860
FXF Finance Pty Ltd	080 419 521
FXF Holdings Pty Ltd	080 419 512
FXF Investments Pty Ltd	080 149 549
Garrisons Pty Limited	50 009 556 370
Genesys Group Limited	003 357 024
Genesys Wealth Advisers Limited	060 778 216
Genesys Wealth Advisers (WA) Pty Limited	84 104 441 947
Hindmarsh Square Finance Services Pty Ltd	080 732 896
Hindmarsh Square Wealth Advisers Pty Limited	125 357 226
Inexus Australian Holdings Company Limited	115 840 661
Interstar Home Loan Corporation Pty Limited	058 891 302
Interstar Securities (NZ) Pty Ltd	087 217 136
Challenger Securitisation Management Pty Limited	56 100 346 898
Challenger Special Servicing Pty Ltd	77 107 707 415
Interstar Wholesale Finance Holdings Pty Limited	087 284 240
Challenger Mortgage Management Pty Limited	72 087 271 109
Mawbury Pty Limited	95 096 097 479
Mavis Court Development Co Pty Ltd	124 112 956
Northstar Lending Pty Ltd	057 707 687
Solar Risk Pty Limited	26 092 265 373
Synergy Capital Management Limited	19 062 264 108
Talavera Herring Pty Limited	34 086 068 984
The Liberty Group Consortium Pty Ltd	79 082 564 289
TLG Services Pty Limited	20 092 500 608
TLGH Pty Limited	85 092 927 467
Wilsanik Pty Ltd	48 111 806 252

Annexure 1

This is page 3 of 3 pages of Annexure 1 referred to in Form 604 signed by me and dated 12/09/2007

challenger

Suzie Koeppenkastrop
Company Secretary

Company/Scheme	ABN/ARSN
Overseas Companies	
Challenger International (New Zealand) Limited	
Challenger Securities (New Zealand) Limited	
Sabrand Limited	
Challenger Hungary International Capital and Management Limited Liability Company	
Challenger REIT Number 1 Limited	
Challenger Milk Street LLC	
Challenger South Monaco LLC (US)	
Challenger Las Cimas LLC	
Challenger Life (UK) Limited	
Challenger Group Services (UK) Limited	
Interstar Home Loan Corporation NZ Limited	
Interstar Securities NZ Limited	
ZCM Australia Asset Holdings Limited	

Annexure 2

This is Annexure 2 referred to in Form 604 signed by me and dated 12/09/2007

Suzie Koeppenkastrop

Transactions:

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
26/04/2007	Challenger Financial Services Group Limited (the entities listed in Annexure 1)	Buy	58,142.76	30,400.00	30,400
27/04/2007	As above	Buy	4,043,321.33	2,120,586.00	2,120,586
27/04/2007	As above	Sell	23,391.87	-12,275.00	12,275
30/04/2007	As above	Buy	51,019.55	26,560.00	26,560
30/04/2007	As above	Buy	429,901.16	223,800.00	223,800
04/05/2007	As above	Buy	40,335.47	19,762.00	19,762
08/05/2007	As above	Buy	107,789.84	53,040.00	53,040
08/05/2007	As above	Buy	45,115.58	22,200.00	22,200
11/05/2007	As above	Buy	36,679.30	17,700.00	17,700
15/05/2007	As above	Buy	28,248.04	13,500.00	13,500
15/05/2007	As above	Buy	47,502.25	22,599.00	22,599
21/05/2007	As above	Buy	5,286,435.05	2,458,807.00	2,458,807
21/05/2007	As above	Buy	265,388.61	123,300.00	123,300
23/05/2007	As above	Buy	52,385.56	24,800.00	24,800
23/05/2007	As above	Buy	23,047.09	10,908.00	10,908
23/05/2007	As above	Buy	294,246.31	139,300.00	139,300
24/05/2007	As above	Sell	28,019.14	-13,200.00	13,200
25/05/2007	As above	Buy	23,477.84	10,987.00	10,987
29/05/2007	As above	Buy	60,911.94	28,300.00	28,300
30/05/2007	As above	Sell	47,600.35	-22,213.00	22,213
30/05/2007	As above	Sell	65,911.47	-30,758.00	30,758
30/05/2007	As above	Sell	343,019.09	-160,072.00	160,072
31/05/2007	As above	Sell	11,633.91	-5,379.00	5,379
31/05/2007	As above	Buy	5,130,182.13	2,357,679.00	2,357,679
31/05/2007	As above	Sell	15,421.04	-7,130.00	7,130
31/05/2007	As above	Sell	82,516.63	-38,152.00	38,152
01/06/2007	As above	Buy	23,191.74	10,555.00	10,555
01/06/2007	As above	Sell	181,113.00	-82,700.00	82,700
01/06/2007	As above	Sell	224,694.00	-102,600.00	102,600
01/06/2007	As above	Sell	213,525.00	-97,500.00	97,500
01/06/2007	As above	Buy	28,293.69	12,877.00	12,877
01/06/2007	As above	Buy	168,358.12	76,623.00	76,623
01/06/2007	As above	Buy	785,101.66	358,100.00	358,100
01/06/2007	As above	Buy	619,332.00	282,800.00	282,800
04/06/2007	As above	Buy	48,961.11	21,908.00	21,908
04/06/2007	As above	Buy	25,452.97	11,300.00	11,300
04/06/2007	As above	Buy	59,849.31	26,780.00	26,780
04/06/2007	As above	Buy	25,624.27	11,322.00	11,322
04/06/2007	As above	Buy	364,137.64	162,936.00	162,936
05/06/2007	As above	Sell	196,031.28	-87,600.00	87,600
06/06/2007	As above	Buy	23,812.34	10,691.00	10,691
06/06/2007	As above	Buy	29,950.86	13,447.00	13,447
06/06/2007	As above	Buy	172,829.36	77,595.00	77,595
07/06/2007	As above	Sell	34,680.40	-15,789.00	15,789
07/06/2007	As above	Sell	113,175.37	-51,500.00	51,500
08/06/2007	As above	Buy	69,805.60	31,200.00	31,200
14/06/2007	As above	Buy	44,949.39	20,000.00	20,000
14/06/2007	As above	Buy	32,138.81	14,300.00	14,300
15/06/2007	As above	Buy	104,968.88	47,400.00	47,400
15/06/2007	As above	Sell	64,602.00	-29,100.00	29,100
15/06/2007	As above	Buy	266,166.90	120,200.00	120,200
18/06/2007	As above	Sell	17,890.98	-7,974.00	7,974
19/06/2007	As above	Sell	25,955.42	-11,600.00	11,600
20/06/2007	As above	Sell	51,669.10	-23,300.00	23,300
21/06/2007	As above	Buy	89,869.79	39,460.00	39,460
22/06/2007	As above	Buy	21,560.02	9,477.00	9,477
22/06/2007	As above	Buy	33,551.44	14,748.00	14,748
22/06/2007	As above	Buy	215,561.45	94,753.00	94,753
25/06/2007	As above	Buy	48,506.49	21,456.00	21,456

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
26/06/2007	As above	Sell	44,750.72	-20,000.00	20,000
26/06/2007	As above	Buy	1,036,125.11	459,300.00	459,300
28/06/2007	As above	Buy	24,015.03	10,782.00	10,782
28/06/2007	As above	Buy	125,597.81	56,260.00	56,260
28/06/2007	As above	Buy	95,995.48	43,000.00	43,000
28/06/2007	As above	Buy	49,687.19	22,308.00	22,308
28/06/2007	As above	Buy	13,171.48	5,900.00	5,900
28/06/2007	As above	Buy	254,485.35	114,256.00	114,256
02/07/2007	As above	Buy	34,983.53	15,800.00	15,800
03/07/2007	As above	Buy	95,347.86	43,490.00	43,490
03/07/2007	As above	Buy	103,043.22	47,000.00	47,000
03/07/2007	As above	Sell	295,324.78	-135,000.00	135,000
06/07/2007	As above	Buy	6,357.55	2,957.00	2,957
06/07/2007	As above	Sell	139,154.45	-64,723.00	64,723
06/07/2007	As above	Buy	8,870.90	4,126.00	4,126
06/07/2007	As above	Sell	135,127.50	-62,850.00	62,850
06/07/2007	As above	Buy	54,708.90	25,446.00	25,446
06/07/2007	As above	Sell	308,611.00	-143,540.00	143,540
09/07/2007	As above	Buy	424,186.09	192,600.00	192,600
09/07/2007	As above	Sell	108,340.69	-49,300.00	49,300
10/07/2007	As above	Buy	83,471.72	37,900.00	37,900
10/07/2007	As above	Buy	218,039.58	99,000.00	99,000
12/07/2007	As above	Buy	351,233.64	156,405.00	156,405
16/07/2007	As above	Sell	1,302,033.01	-572,700.00	572,700
16/07/2007	As above	Sell	355,575.28	-156,400.00	156,400
16/07/2007	As above	Sell	836,693.86	-368,900.00	368,900
17/07/2007	As above	Buy	17,043.86	7,386.00	7,386
17/07/2007	As above	Buy	23,242.05	10,072.00	10,072
17/07/2007	As above	Sell	216,555.11	-94,102.00	94,102
18/07/2007	As above	Buy	17,618.46	7,636.00	7,636
18/07/2007	As above	Sell	259,614.11	-115,000.00	115,000
18/07/2007	As above	Buy	25,507.08	11,055.00	11,055
18/07/2007	As above	Buy	396,032.32	171,644.00	171,644
20/07/2007	As above	Buy	88,408.97	36,910.00	36,910
20/07/2007	As above	Buy	27,785.00	11,600.00	11,600
20/07/2007	As above	Sell	47,217.90	-19,800.00	19,800
23/07/2007	As above	Sell	147,799.12	-62,500.00	62,500
23/07/2007	As above	Buy	122,798.57	51,700.00	51,700
24/07/2007	As above	Sell	15,144.65	-6,253.00	6,253
24/07/2007	As above	Sell	21,054.26	-8,693.00	8,693
24/07/2007	As above	Sell	141,269.31	-58,328.00	58,328
25/07/2007	As above	Buy	144,354.62	61,100.00	61,100
25/07/2007	As above	Buy	109,691.60	45,994.00	45,994
26/07/2007	As above	Buy	44,442.74	18,800.00	18,800
27/07/2007	As above	Buy	11,562.71	5,000.00	5,000
30/07/2007	As above	Buy	78,464.82	34,547.00	34,547
31/07/2007	As above	Buy	71,699.27	30,740.00	30,740
31/07/2007	As above	Buy	52,946.44	22,700.00	22,700
01/08/2007	As above	Sell	67,725.42	-30,000.00	30,000
02/08/2007	As above	Buy	52,507.88	23,680.00	23,680
02/08/2007	As above	Buy	55,434.84	25,000.00	25,000
02/08/2007	As above	Buy	314,204.63	141,700.00	141,700
06/08/2007	As above	Buy	24,302.41	11,100.00	11,100
07/08/2007	As above	Buy	204,574.39	93,400.00	93,400
09/08/2007	As above	Buy	47,339.87	21,100.00	21,100
10/08/2007	As above	Buy	1,250,873.40	595,654.00	595,654
13/08/2007	As above	Buy	34,890.76	16,100.00	16,100
13/08/2007	As above	Buy	15,938.33	7,414.00	7,414
13/08/2007	As above	Buy	35,127.50	16,170.00	16,170
13/08/2007	As above	Buy	41,400.81	19,104.00	19,104
13/08/2007	As above	Buy	18,911.46	8,797.00	8,797
13/08/2007	As above	Buy	136,013.29	62,762.00	62,762
13/08/2007	As above	Buy	62,130.28	28,901.00	28,901
13/08/2007	As above	Buy	82,353.04	38,001.00	38,001
13/08/2007	As above	Buy	37,618.69	17,499.00	17,499
13/08/2007	As above	Sell	56,574.70	-26,100.00	26,100
13/08/2007	As above	Buy	277,637.27	128,113.00	128,113
13/08/2007	As above	Buy	126,825.22	58,995.00	58,995
13/08/2007	As above	Sell	127,022.12	-58,600.00	58,600
13/08/2007	As above	Buy	172,473.05	79,586.00	79,586

Date of Change	Holder of relevant interest	Nature of Change	Consideration	Number of securities	Person's Votes Affected
13/08/2007	As above	Buy	78,786.63	36,649.00	36,649
13/08/2007	As above	Buy	248,521.08	114,400.00	114,400
13/08/2007	As above	Buy	338,795.78	156,334.00	156,334
13/08/2007	As above	Buy	154,763.52	71,991.00	71,991
14/08/2007	As above	Buy	76,819.43	35,984.00	35,984
14/08/2007	As above	Buy	96,982.59	45,309.00	45,309
14/08/2007	As above	Buy	1,889.14	884.00	884
14/08/2007	As above	Buy	91,156.89	42,700.00	42,700
14/08/2007	As above	Buy	299,470.67	140,279.00	140,279
14/08/2007	As above	Buy	181,323.22	84,936.00	84,936
14/08/2007	As above	Buy	611,301.93	286,348.00	286,348
14/08/2007	As above	Buy	379,752.76	177,885.00	177,885
14/08/2007	As above	Buy	121,101.41	56,577.00	56,577
14/08/2007	As above	Buy	2,361.42	1,105.00	1,105
14/08/2007	As above	Buy	917,619.83	428,700.00	428,700
14/08/2007	As above	Buy	17,886.93	8,370.00	8,370
14/08/2007	As above	Buy	745,982.22	349,426.00	349,426
15/08/2007	As above	Buy	37,959.53	18,202.00	18,202
15/08/2007	As above	Buy	45,043.84	21,599.00	21,599
15/08/2007	As above	Buy	147,980.03	70,958.00	70,958
15/08/2007	As above	Buy	89,599.67	42,964.00	42,964
15/08/2007	As above	Buy	302,066.28	144,844.00	144,844
15/08/2007	As above	Buy	187,649.64	89,980.00	89,980
15/08/2007	As above	Buy	368,602.86	176,749.00	176,749
16/08/2007	As above	Buy	1,915,944.66	964,382.00	964,382
17/08/2007	As above	Buy	27,777.40	14,942.00	14,942
17/08/2007	As above	Buy	9,286.10	5,003.00	5,003
17/08/2007	As above	Buy	3,231.07	1,710.00	1,710
17/08/2007	As above	Buy	112,927.00	59,800.00	59,800
17/08/2007	As above	Buy	1,138,900.83	603,100.00	603,100
17/08/2007	As above	Buy	35,148.39	18,907.00	18,907
17/08/2007	As above	Buy	11,704.60	6,306.00	6,306
17/08/2007	As above	Buy	4,073.79	2,156.00	2,156
17/08/2007	As above	Buy	207,782.06	111,770.00	111,770
17/08/2007	As above	Buy	75,974.09	40,932.00	40,932
17/08/2007	As above	Buy	26,445.66	13,996.00	13,996
17/08/2007	As above	Buy	49,476.37	26,200.00	26,200
20/08/2007	As above	Buy	67,251.95	32,960.00	32,960
20/08/2007	As above	Buy	345,645.68	169,400.00	169,400
20/08/2007	As above	Buy	417,672.18	204,700.00	204,700
20/08/2007	As above	Buy	350,950.73	172,000.00	172,000
21/08/2007	As above	Buy	166,631.10	82,400.00	82,400
23/08/2007	As above	Sell	61,252.55	-29,200.00	29,200
24/08/2007	As above	Buy	50,633.64	24,200.00	24,200
27/08/2007	As above	Buy	91,885.97	43,500.00	43,500
28/08/2007	As above	Sell	50,441.63	-23,500.00	23,500
28/08/2007	As above	Buy	109,797.30	50,993.00	50,993
29/08/2007	As above	Buy	237,055.26	112,700.00	112,700
30/08/2007	As above	Sell	13,968.85	-6,500.00	6,500
30/08/2007	As above	Buy	134,499.79	62,200.00	62,200
31/08/2007	As above	Sell	415,086.23	-190,800.00	190,800
04/09/2007	As above	Buy	236,319.87	107,300.00	107,300
05/09/2007	As above	Buy	91,530.57	41,000.00	41,000
05/09/2007	As above	Buy	62,910.36	28,313.00	28,313
06/09/2007	As above	Sell	199,489.32	-87,400.00	87,400

9 October 2007

BY FAX - ORIGINAL IN POST
(61 2 9293 2907)

Boart Longyear Limited
Level 25, 2 Chifley Tower
Chifley Square
Sydney NSW 2000 Australia

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 08 October 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 1,485,250,000 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Boart Longyear Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 08 October 2007

The previous notice was given to the company on: {ENTER PREVIOUS FILING DATE}

The previous notice was dated: 04 September 2007

The shares reported were owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	93,991,880 shares	6.3284%	111,420,926 shares	7.5018%

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
5/09/2007 thru 8/10/2007	The Capital Group Companies, Inc.	Acquisition of shares	Average price of 2.3436 AUD	17,429,046 Ordinary Shares	17,429,046

See Annexure A dated 04 September 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 08 October 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Walter R. Burkley Capacity: Senior Counsel

sign here ________________ date 09 October 2007

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 8 October 2007.

The Capital Group Companies, Inc.

By: ______________________________

Walter R. Burkley
Senior Counsel

Australia Annexure
Boart Longyear Limited

8 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000014	40,000,000	
	11000035	37,730,926	
	11000036	26,554,574	
	11000074	1,700,000	
	11000076	5,435,426	
		111,420,926	
GRAND TOTAL		**111,420,926**	**7.50%**

Nominee List

Boart Longyear Limited
08 October 2007

Nominee Name

Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000014		40,000,000
11000036		26,554,574
11000076		5,435,426
	Total Shares:	71,990,000

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		37,730,926
11000074		1,700,000
	Total Shares:	39,430,926

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005

Name of entity

Boart Longyear Limited

ABN

49 123 052 728

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,568,328
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.85 for a total receipt of $28,801,406
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To partly satisfy equity arrangements with Management as described in Section 3.11 of the Prospectus issued 12 March 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,500,818,328	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The present dividend policy will be maintained on the enlarged issued capital created by this issue.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	Not applicable

+ See chapter 19 for defined terms

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 October 2007
Duncan W S Glasgow
Company Secretary

Print name: ....

== == == == ==

+ See chapter 19 for defined terms

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Boart Longyear Limited
ABN	49 123 052 728

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Brunner
Date of last notice	12 April 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	(a) Direct: 240,000 (b) Indirect: 12,507,413
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	L S McCullough, II as trustee of the PMB Grantor Retained Annuity Trust. L S McCullough, II as trustee of the MCPT Grantor Retained Annuity Trust. BPT Investments, LLC. Stephen James Brunner as trustee of the Monaguiyo Annuity Trust. Stephen James Brunner as trustee of the Monaguiyo Annuity Trust #2. M C P Thorne.
Date of change	12 October 2007
No. of securities held prior to change	12,747,413
Class	Ordinary
Number acquired	BPT Investments, LLC - 2,061,213 Paul Brunner - 1,030,607 M C P Thorne - 1,030,606

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	Paul Brunner - 1,270,607 L S McCullough, II as trustee of the PMB Grantor Retained Annuity Trust - 1,468,596 L S McCullough, II as trustee of the MCPT Grantor Retained Annuity Trust - 1,468,596 BPT Investments, LLC - 10,323,534 Stephen James Brunner as trustee of the Monaguiyo Annuity trust – 533,950 Stephen James Brunner as trustee of the Monaguiyo Annuity Trust #2 – 533,950 M C P Thorne –1,270,606
Nature of change Example on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities to partly satisfy equity arrangements with Management as described in Section 3.11 of the Prospectus issued 12 March 2007.

Part 2 – Change of director's interests in contracts

Note. In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note If consideration is non-cash, provide details and an estimated valuation	Not applicable

+ See chapter 19 for defined terms.

Interest after change	Not applicable

+ See chapter 19 for defined terms.

BOART LONGYEAR

Boart Longyear Limited

ABN 49 123 052 728

PRESS RELEASE

16 October 2007 –

Boart Longyear today announced that Ron Sellwood, Chief Financial Officer, will be leaving the company, effective October 31, 2007.

"Ron has been a key member of Boart Longyear's executive team for many years. His leadership and experience have been instrumental in the Company's success," said Paul Brunner, President and Chief Executive Officer. "We extend to Ron our appreciation and gratitude for the many important contributions he made and wish him well for the future."

"Throughout my career, and particularly as CFO, leading up to, during and following the IPO I have valued the opportunity to contribute to the strong performance of Boart Longyear and to position it for further growth. I have thoroughly enjoyed my time with the Company but I also am looking forward to taking a break from full-time employment to spend additional time with my family," stated Mr. Sellwood.

An executive search process is underway to find a permanent replacement for Mr. Sellwood. In the meantime he has agreed to be available to assist the Company with the transition to a new CFO.

Donald Newman, Corporate Controller, will serve as interim CFO until the new CFO is appointed. Mr. Newman joined Boart Longyear in October 2006 as the Corporate Controller and was instrumental in ensuring the timely delivery of the Company's first half year accounts.

Enquiries:

Alison Henriksen, VP Investor Relations
Boart Longyear Limited
+61 2 9293 2599
ir@boartlongyear.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Boart Longyear Limited

ABN

49 123 052 728

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,295,814
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.85 for a total receipt of $2,397,255.90
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To partly satisfy equity arrangements with Management as described in Section 3.11 of the Prospectus issued 12 March 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,502,114,142	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The present dividend policy will be maintained on the enlarged issued capital created by this issue.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	Not applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 October 2007
Duncan W S Glasgow
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

12 November 2007

PRESS RELEASE

Boart Longyear Canada commenced litigation proceedings in Ontario, Canada, on November 2, 2007.

Among those named as defendants in the proceedings are J.N. Precise, Joe Guido, Sandvik Mining and Construction Canada, Sandvik AB, and former Boart Longyear Canada employees Ken Perrin, Don Cappadoccia and Steven Boesche.

Boart Longyear has filed this lawsuit in order to enforce its legal and contractual rights and to protect its confidential information and intellectual property.

A preliminary order was granted on November 6, 2007, preventing the closing of an asset sale from JNP to Sandvik prior to a full hearing on Boart Longyear's claim for injunctive relief.

The matter is scheduled to be heard in early December.

Fabrizio Rasetti
Company Secretary

BOART LONGYEAR

Boart Longyear Limited ABN 49 123 052 728

Office of Investor Relations

Level 25 Chifley Tower, 2 Chifley Square, Sydney
New South Wales 2000, Australia
Tel: +61 2 9293 2599 • Fax: +61 2 9293 2907

E-mail: ir@boartlongyear.com

www.boartlongyear.com

9 November 2007

Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Boart Longyear Limited announces its addition to the MSCI Australia Index

Boart Longyear Limited (ASX: BLY) wishes to announce that effective from close of trade 30 November 2007 it will be added to the MSCI Australia Index.

Yours sincerely

Alison Henriksen
Vice President Investor Relations

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

RECEIVED

15 November 2007

Company Secretary
Boart Longyear Ltd

Dear Sir/Madam

Macquarie Group Restructure effective 13 November 2007: Form 603: Initial substantial holder - [BLY.AX]

We are writing to advise you of the restructure of the Macquarie Group effective 13 November 2007, that has resulted in a new entity, Macquarie Group Limited (MQG), replacing Macquarie Bank Limited (MBL) as the ultimate parent of the Macquarie Group.

Consequently, MQG, as the new ultimate parent of the Macquarie Group, has filed an initial substantial holding notice setting out the relevant interests of the Macquarie Group in Boart Longyear Ltd as at 13 November 2007.

We note that:

• Notwithstanding the filing of this initial substantial holding notice by MQG, the voting power of the Macquarie Group in Boart Longyear Ltd has not changed due to the restructure itself and has not changed by 1% or more since the last substantial holding notice was filed by MBL; and

• Following the restructure, MQG, rather than MBL, will be filing substantial holding notices for the Macquarie Group.

A detailed explanation of the restructure, including the explanatory memorandum sent to shareholders and optionholders, is available at:
www.macquarie.com.au/au/about_macquarie/shareholdercentre/restructure/index.htm

Yours faithfully,

Simon Cardiff
Risk Management Group - Compliance

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To:	Company Name/Scheme ABN/ACN/ARSN	Boart Longyear Ltd 49 123 052 728	BLY.AX

1. Details of substantial holder

Name	Macquarie Group Limited ('MQG'); and its controlled bodies corporate listed in Annexure A (the 'Macquarie Group')
ABN/ACN/ARSN (if applicable)	122 169 279
The holder became a substantial holder on:	13 November 2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Fully Paid Ordinary 'FPO'	82,709,409	82,709,409	5.50%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Number and class of securities	
MIML	Pursuant to section 608 of the Corporations Act	42,621,126	FPO
MEIL	Pursuant to section 608 of the Corporations Act	29,705,000	FPO
MBL	Pursuant to section 608 of the Corporations Act	9,722,979	FPO
MLL	Pursuant to section 608 of the Corporations Act	409,527	FPO
MQPML	Pursuant to section 608 of the Corporations Act	222,603	FPO
MPPM	Pursuant to section 608 of the Corporations Act	28,174	FPO

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Number and class of securities	
MBL	MBL	MBL	9,722,979	FPO
MEIL	MEIL	MEIL	29,705,000	FPO
MIML	Bond Street Custodians Limited	Bond Street Custodians Limited	27,558,613	FPO
	JP Morgan Securities Australia FTS	JP Morgan Securities Australia	4,897,744	FPO
	JP Morgan Securities Australia GTI	JP Morgan Securities Australia	6,021,072	FPO
	National Nominees Limited	National Nominees Limited	3,930,226	FPO
	State Trustees	State Trustees	213,471	FPO
MLL	Bond Street Custodians Limited	Bond Street Custodians Limited	409,527	FPO
MPPM	HSBC Australia	HSBC Australia	11,958	FPO
	Individuals TBA	Individuals TBA	16,216	FPO
MQPML	Goldman Sachs International	Goldman Sachs International	222,603	FPO

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration	Number and class of securities
Under an ASIC relief instrument dated 13 November 2007, MQG has been exempted from completion of section 5 of this form.			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Macquarie Group Limited & Macquarie Group Entities	Controlled Bodies Corporate

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Bond Street Custodians Limited	Level 12, 20 Bond St, Sydney, NSW 2000
HSBC Australia	Level 31 HSBC Centre, 580 George St, Sydney NSW 2000
JP Morgan Securities Australia FTS	Level 35, AAP Centre, Sydney NSW 2000
JP Morgan Securities Australia GTI	Level 35, AAP Centre, Sydney NSW 2000

Macquarie Investment Management Limited (MIML)	LEVEL 7, NO.1 MARTIN PLACE, SYDNEY 2000
Macquarie Private Portfolio Management (MPPM)	LEVEL 7, NO.1 MARTIN PLACE, SYDNEY 2000
MBL	Level 3, 25 National Circuit, Forrest ACT 2604
National Nominees Limited	5th Floor, 271 Collins St., Melbourne VIC 3000
State Trustees	Level 6, 168 Exhibition Street Melbourne
Goldman Sachs International	Peterborough Court, 133 Fleet Street, Long EC4A 2BB
Macquarie Group Limited (MQG)	Level 7, No 1 Martin Place, Sydney NSW 2000

Signature

print name Dennis Leong

Capacity Company Secretary

sign here

Date 15 November 2007

ANNEXURE 'A'

This is the annexure marked 'A' of 15 pages referred to in the Initial substantial holder

Dennis Leong
Company Secretary, Macquarie Group Limited
15 November 2007

Controlled Bodies Corporate

ACN / Company No	Entity Name	Incorp Country
2083875	2083875 ONTARIO INC.	CANADA
6578268	6578268 CANADA INC	CANADA
	ABALFLOW TRUST	AUSTRALIA
124 437 574	ACCESS GP CO PTY LIMITED	AUSTRALIA
124 437 421	ACCESS LP CO PTY LIMITED	AUSTRALIA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
	AMAZON PARTICIPACOES DO BRASIL S.A.	BRAZIL
106 608 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
124 437 609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	AUSTRALIA
	AWHR AMERICAS WATER HEATER RENTALS, L.L.C.	UNITED STATES
	AWHR FIVE, L.L.C.	UNITED STATES
	AWHR FOUR, L.L.C.	UNITED STATES
	AWHR ONE, L.L.C.	UNITED STATES
	AWHR SIX, L.L.C.	UNITED STATES
	AWHR THREE, L.L.C.	UNITED STATES
	AWHR TWO, L.L.C.	UNITED STATES
000 304 030	A.C.N 000 304 030 PTY LIMITED	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
	BERKELEY HOLDINGS UNIT TRUST	AUSTRALIA
	BERKELEY UNIT TRUST	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
6091645	BRUNA MOON SL	SPAIN
88217	BUNHILL INVESTMENTS UNLIMITED	JERSEY
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
	CAMPUS INTERNATIONAL HOLDINGS TRUST	AUSTRALIA
674939-9	CANADIANFOREX LIMITED	CANADA
	CANTERBURY COURT HOLDINGS TRUST	AUSTRALIA
	CANTERBURY COURT UNIT TRUST	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
	CF MACQUARIE INVESTMENT FUNDS	ENGLAND/WALES
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
104 379 491	CORIOLIS HOLDINGS PTY LIMITED	AUSTRALIA
104 379 464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	AUSTRALIA
3241012	CORONA ENERGY LIMITED	ENGLAND/WALES
3241002	CORONA ENERGY RETAIL 1 LIMITED	ENGLAND/WALES
SC138229	CORONA ENERGY RETAIL 2 LIMITED	SCOTLAND
2746961	CORONA ENERGY RETAIL 3 LIMITED	ENGLAND/WALES
2798334	CORONA ENERGY RETAIL 4 LIMITED	ENGLAND/WALES
2879748	CORONA GAS MANAGEMENT LIMITED	ENGLAND/WALES

006 346 952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
	CUIG MARITIME PTE LTD	
19903013309	CYGNUS GODO KAISHA	JAPAN
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
19902049502	DENEBOLA YUGEN KAISHA	JAPAN
29610304	DESPEN BAYLE COPENHAGEN A/S	DENMARK
5843681	DESPEN BAYLE LIMITED	ENGLAND/WALES
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA
083 158 409	DIVCO 10 PTY LIMITED	AUSTRALIA
	DIVCO 10 UNIT TRUST	AUSTRALIA
097 290 876	DIVCO 100 PTY LIMITED	AUSTRALIA
097 290 894	DIVCO 102 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 102 UNIT TRUST	AUSTRALIA
097 290 901	DIVCO 103 PTY LIMITED	AUSTRALIA
097 290 929	DIVCO 105 PTY LIMITED	AUSTRALIA
097 290 938	DIVCO 106 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 106 UNIT TRUST	AUSTRALIA
097 290 956	DIVCO 108 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 108 UNIT TRUST	AUSTRALIA
000 000 000	DIVCO 109 UNIT TRUST	AUSTRALIA
097 290 072	DIVCO 114 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 114 UNIT TRUST	AUSTRALIA
083 158 436	DIVCO 12 PTY LIMITED	AUSTRALIA
101 190 603	DIVCO 120 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 120 UNIT TRUST	AUSTRALIA
101 190 612	DIVCO 121 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 121 UNIT TRUST	AUSTRALIA
101 190 621	DIVCO 122 PTY LIMITED	AUSTRALIA
101 190 630	DIVCO 123 PTY LIMITED	AUSTRALIA
101 190 701	DIVCO 128 PTY LIMITED	AUSTRALIA
101 190 667	DIVCO 129 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 129 UNIT TRUST	AUSTRALIA
101 190 676	DIVCO 130 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 133 UNIT TRUST	AUSTRALIA
105 344 956	DIVCO 137 PTY LIMITED	AUSTRALIA
105 346 049	DIVCO 139 PTY LIMITED	AUSTRALIA
083 158 454	DIVCO 14 PTY LIMITED	AUSTRALIA
105 346 549	DIVCO 147 PTY LIMITED	AUSTRALIA
083 158 463	DIVCO 15 PTY LIMITED	AUSTRALIA
105 346 558	DIVCO 155 PTY LIMITED	AUSTRALIA
105 346 567	DIVCO 156 PTY LIMITED	AUSTRALIA
110 051 664	DIVCO 157 PTY LIMITED	AUSTRALIA
105 346 521	DIVCO 158 PTY LIMITED	AUSTRALIA
101 190 578	DIVCO 161 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 161 UNIT TRUST	AUSTRALIA
097 290 885	DIVCO 163 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 163 UNIT TRUST	AUSTRALIA
097 290 965	DIVCO 167 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 167 UNIT TRUST	AUSTRALIA
083 158 490	DIVCO 17 PTY LIMITED	AUSTRALIA
083 158 516	DIVCO 18 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 18 UNIT TRUST	AUSTRALIA
083 158 534	DIVCO 19 PTY LIMITED	AUSTRALIA
083 158 301	DIVCO 2 PTY LIMITED	AUSTRALIA
083 158 589	DIVCO 21 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 21 UNIT TRUST	AUSTRALIA
083 158 623	DIVCO 23 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 23 UNIT TRUST	AUSTRALIA
083 158 650	DIVCO 24 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 24 UNIT TRUST	AUSTRALIA
083 158 669	DIVCO 26 PTY LIMITED	AUSTRALIA
083 158 703	DIVCO 28 PTY LIMITED	AUSTRALIA
083 158 712	DIVCO 29 PTY LTD	AUSTRALIA
000 000 000	DIVCO 29 UNIT TRUST	AUSTRALIA
083 158 329	DIVCO 3 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 3 UNIT TRUST	AUSTRALIA
083 158 730	DIVCO 30 PTY LIMITED	AUSTRALIA
083 158 776	DIVCO 32 PTY LIMITED	AUSTRALIA
083 158 810	DIVCO 33 PTY LIMITED	AUSTRALIA
083 158 856	DIVCO 34 PTY LIMITED	AUSTRALIA
083 158 892	DIVCO 36 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 36 UNIT TRUST	AUSTRALIA
000 000 000	DIVCO 38 UNIT TRUST	AUSTRALIA
083 158 972	DIVCO 40 PTY LIMITED	AUSTRALIA
088 347 568	DIVCO 42 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 42 UNIT TRUST	AUSTRALIA

083 159 040	DIVCO 43 PTY LIMITED	AUSTRALIA
083 159 059	DIVCO 44 PTY LIMITED	AUSTRALIA
083 159 077	DIVCO 45 PTY LIMITED	AUSTRALIA
083 159 120	DIVCO 47 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 47 UNIT TRUST	AUSTRALIA
083 159 139	DIVCO 48 PTY LIMITED	AUSTRALIA
083 159 157	DIVCO 50 PTY LIMITED	AUSTRALIA
083 159 175	DIVCO 51 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 51 UNIT TRUST	AUSTRALIA
088 347 451	DIVCO 52 PTY LIMITED	AUSTRALIA
088 347 479	DIVCO 54 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 54 UNIT TRUST	AUSTRALIA
088 347 488	DIVCO 56 PTY LIMITED	AUSTRALIA
088 347 504	DIVCO 58 PTY LIMITED	AUSTRALIA
088 347 513	DIVCO 59 PTY LIMITED	AUSTRALIA
083 158 374	DIVCO 6 PTY LIMITED	AUSTRALIA
088 347 522	DIVCO 60 PTY LIMITED	AUSTRALIA
088 347 531	DIVCO 61 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 61 UNIT TRUST	AUSTRALIA
088 347 540	DIVCO 62 PTY LIMITED	AUSTRALIA
093 601 015	DIVCO 63 PTY LIMITED	AUSTRALIA
093 601 033	DIVCO 65 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 65 UNIT TRUST	AUSTRALIA
093 601 051	DIVCO 67 PTY LIMITED	AUSTRALIA
093 601 079	DIVCO 68 PTY LIMITED	AUSTRALIA
093 601 097	DIVCO 70 PTY LIMITED	AUSTRALIA
105 343 959	DIVCO 72 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 72 UNIT TRUST	AUSTRALIA
093 601 122	DIVCO 74 PTY LIMITED	AUSTRALIA
093 601 140	DIVCO 76 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 76 UNIT TRUST	AUSTRALIA
093 601 168	DIVCO 79 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 79 UNIT TRUST	AUSTRALIA
083 158 392	DIVCO 8 PTY LIMITED	AUSTRALIA
097 289 962	DIVCO 81 PTY LIMITED	AUSTRALIA
097 289 980	DIVCO 83 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 83 UNIT TRUST	AUSTRALIA
097 290 009	DIVCO 85 PTY LIMITED	AUSTRALIA
097 290 027	DIVCO 87 PTY LIMITED	AUSTRALIA
000 000 000	DIVCO 87 UNIT TRUST	AUSTRALIA
097 290 054	DIVCO 89 PTY LIMITED	AUSTRALIA
097 290 063	DIVCO 90 PTY LIMITED	AUSTRALIA
097 290 090	DIVCO 92 PTY LIMITED	AUSTRALIA
097 290 812	DIVCO 95 PTY LIMITED	AUSTRALIA
3632154	DIVERSIFIED CLO INVESTMENTS NO.1 INC	UNITED STATES
109 819 418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	AUSTRALIA
19903049502	DORADO GODO KAISHA	JAPAN
094 631 964	EASTERN SEA INVESTMENTS PTY LIMITED	AUSTRALIA
118 345 332	EASTERN STATES LIMITED	AUSTRALIA
069 344 001	ELISE NOMINEES PTY LIMITED	AUSTRALIA
	ELIZABETH HOLDINGS UNIT TRUST	AUSTRALIA
	ELIZABETH UNIT TRUST	AUSTRALIA
MC-177879	EMERGING MARKETS FINANCE LIMITED	CAYMAN ISLANDS
118 802 850	EQUINOX INVESTMENT HOLDINGS PTY LTD	AUSTRALIA
006 435 810	EQUITAS NOMINEES PTY. LIMITED	AUSTRALIA
116 532 542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
116 532 533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	AUSTRALIA
114 174 220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	AUSTRALIA
120 435 841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	AUSTRALIA
111 360 528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	AUSTRALIA
111 494 574	ESCALATOR GP CO PTY LIMITED	AUSTRALIA
111 494 663	ESCALATOR INCOME NOTE CO PTY LIMITED	AUSTRALIA
111 494 467	ESCALATOR LP CO PTY LIMITED	AUSTRALIA
124 574 116	ESSENTIAL INFRASTRUCTURE AUSTRALIA LIMITED	AUSTRALIA
MC-510292	EUROPEAN FINANCIAL INVESTMENTS FUND LIMITED	CAYMAN ISLANDS
MC-150410	EUROPEAN FINANCIAL INVESTMENTS LIMITED	CAYMAN ISLANDS
559916	EVEREST ABSOLUTE RETURN II LIMITED	BRITISH VIRGIN ISLANDS
	EXPRESS OFFSHORE LIMITED	HONG KONG
	EXPRESS OFFSHORE TRANSPORT PTE LTD	AUSTRALIA
	EXPRESS OFFSHORE TRANSPORT (UAE) (LLC)	UNITED ARAB EMIRATES
009 636 131	FELTER PTY LIMITED	AUSTRALIA
779887	FIRST CHINA PROPERTY MANAGEMENT LIMITED	HONG KONG
008 604 466	FOUCAULT PTY LIMITED	AUSTRALIA
20-2384759	FREMANTLE WIND HOLDINGS INC	UNITED STATES
088 928 296	FUNDCORP HOLDINGS PTY LIMITED	AUSTRALIA

106 204 862	FUNDCORP PTY LIMITED	AUSTRALIA
116 419 071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	AUSTRALIA
008 542 685	GALANTHUS AUSTRALIA PTY LIMITED	AUSTRALIA
001 581 031	GALANTHUS LEASING PTY LIMITED	AUSTRALIA
068 104 558	GARACHINE PTY LIMITED	AUSTRALIA
054 001 400	GATESUN PTY. LIMITED	AUSTRALIA
133 289 1	GENERATOR BONDS LIMITED	NEW ZEALAND
108 026 437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	AUSTRALIA
103 116 954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	AUSTRALIA
092 375 329	GIFT SECURITIES PTY LIMITED	AUSTRALIA
009 642 942	GILLMAN PTY. LIMITED	AUSTRALIA
6296379	GLOBAL ASSET TRANSFORMATION SERVICES LIMITED	ENGLAND/WALES
105 819 181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	AUSTRALIA
MC143292	GLOBAL STAR GP LTD	CAYMAN ISLANDS
008 604 484	GLORIOLE PTY LIMITED	AUSTRALIA
008 637 241	HAFLING PTY. LIMITED	AUSTRALIA
415492	HBEAR CO. NO.1 LIMITED	IRELAND
104 324 441	HEMISPHERE SERVICES PTY LIMITED	AUSTRALIA
125 438 600	HENDERSON WA PTY LIMITED	AUSTRALIA
	HENDERSON WA TRUST	AUSTRALIA
000 758 010	HILLSAM NOMINEES PTY. LIMITED	AUSTRALIA
104 173 891	HUB X PTY LIMITED	AUSTRALIA
97666	HYDRA INVESTMENTS 2007 LIMITED	JERSEY
002 757 020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	AUSTRALIA
009 642 979	INDEMCO PTY LIMITED	AUSTRALIA
	INDOWISE SHIPPING LTD	SAINT VINCENT AND THE GRENADINES
HRA 43929	INDUSTRIAL INVESTMENTS GERMANY GMBH & CO. KG	GERMANY
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	CAYMAN ISLANDS
073 710 942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	AUSTRALIA
356202	INSURANCE PAY CANADA INC	CANADA
4247247	INVESTMENT PORTFOLIO FUNDING LLC	UNITED STATES
19901096962	JAPAN AUTOMOBILE ROAD CORPORATION LIMITED	JAPAN
0199 02 036303	JIG HOLDINGS LIMITED	JAPAN
009 641 114	JUBILEE PTY. LIMITED	AUSTRALIA
008 605 070	KALLERAD PTY. LIMITED	AUSTRALIA
081 119 440	KENSINGTON BANKS PTY LIMITED	AUSTRALIA
1652751	KIDS FIRST PROPERTIES LIMITED	NEW ZEALAND
	KNIK ARM CROSSING, LLC	UNITED STATES
111 060 587	LACHLAN WEALTH MANAGEMENT LIMITED	AUSTRALIA
003 250 833	LANROD PTY LIMITED	AUSTRALIA
008 604 920	LIANA PTY. LIMITED	AUSTRALIA
HRB 80214	LIGHTNING BOLT GERMANY GMBH	HESSEN GERMANY
117 213 064	LIVE PAYMENTS PTY LIMITED	AUSTRALIA
	MAC FUND ONE TRUST	AUSTRALIA
080 473 025	MAC IT 2000 PTY LIMITED	AUSTRALIA
	MAC IT 2000 TRUST	AUSTRALIA
	MACQUARIE-GLOBALIS BRIC ADVANTAGE FUND (UNHEDGED)	AUSTRALIA
4196639	MACQUARIE 161, LLC	UNITED STATES
008 594 885	MACQUARIE ACCEPTANCES LIMITED	AUSTRALIA
095 180 788	MACQUARIE ADMIN SERVICES PTY LIMITED	AUSTRALIA
20001234/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
075 295 760	MACQUARIE AIRPORTS MANAGEMENT LIMITED	AUSTRALIA
094 406 756	MACQUARIE ALLIANCES PTY LIMITED	AUSTRALIA
103 237 181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	AUSTRALIA
086 159 060	MACQUARIE ALTERNATIVE INVESTMENTS LIMITED	AUSTRALIA
010174903-3379259	MACQUARIE AMERICAS CORP	UNITED STATES
124 071 414	MACQUARIE AMERICAS HOLDINGS PTY LTD	AUSTRALIA
128 071 545	MACQUARIE ASCARI HOLDINGS PTY LIMITED	AUSTRALIA
071 501 963	MACQUARIE ASIA HOLDINGS PTY LIMITED	AUSTRALIA
619928	MACQUARIE ASIA LIMITED	HONG KONG
	MACQUARIE ASIA PROPERTY ADVISORS LIMITED	BERMUDA
37186	MACQUARIE ASIA REAL ESTATE LIMITED	BERMUDA
105 453 638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	BRITISH VIRGIN ISLANDS
103 780 089	MACQUARIE ASIAN INVESTMENTS PTY LIMITED	AUSTRALIA
	MACQUARIE ASIAN PACIFIC PROPERTY 2007 LP	AUSTRALIA
064 219 601	MACQUARIE ASSET FINANCE LIMITED	AUSTRALIA
116 796 082	MACQUARIE ASSET LEASING TRUST	AUSTRALIA
001 263 583	MACQUARIE ASSET MANAGEMENT LIMITED	AUSTRALIA
081 706 167	MACQUARIE ASSET SERVICES LIMITED	AUSTRALIA
WK-128186	MACQUARIE AUSTRALIA COMPUTER SYSTEMS LEASING PTY LIMITED (DISOLVED)	CAYMAN ISLANDS
077 193 956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	AUSTRALIA

006 055 796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	AUSTRALIA
002 542 136	MACQUARIE AUSTRALIA LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
008 640 168	MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
000 736 210	MACQUARIE AUSTRALIA PTY LIMITED	AUSTRALIA
074 453 286	MACQUARIE AUSTRALIA SECURITIES LIMITED	AUSTRALIA
008 660 811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	AUSTRALIA
	MACQUARIE AUSTRALIAN PURE INDEXED EQUITIES FUND	AUSTRALIA
121 836 191	MACQUARIE AVENIR NO. 1 PTY LIMITED	AUSTRALIA
121 836 235	MACQUARIE AVENIR NO. 2 PTY LIMITED	AUSTRALIA
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	IRELAND
368589	MACQUARIE AVIATION CAPITAL GROUP	IRELAND
368580	MACQUARIE AVIATION CAPITAL LIMITED	IRELAND
075 176 733	MACQUARIE AVIATION (NO. 1) LIMITED	AUSTRALIA
	MACQUARIE BANC EUROPE LIMITED	Real Estate Group
008 583 542	MACQUARIE BANK LIMITED	AUSTRALIA
	MACQUARIE BANK LIMITED (ITALY BRANCH)	ITALY
	MACQUARIE BANK LIMITED (LABUAN BRANCH)	MALAYSIA
	MACQUARIE BANK LIMITED (LONDON BRANCH)	ENGLAND/WALES
2006/025283/10	MACQUARIE BANK LIMITED (SOUTH AFRICAN BRANCH)	SOUTH AFRICA
001 531 997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	AUSTRALIA
5939070	MACQUARIE BARNETT LLC	UNITED STATES
109 280 819	MACQUARIE BATHURST STREET PTY LIMITED	AUSTRALIA
	MACQUARIE BELGIUM TCG SPRL	BELGIUM
13926	MACQUARIE BETEILIGUNGSTREUHAND GMBH	GERMANY
	MACQUARIE BLENDED PROPERTY TRUST	AUSTRALIA
CNPJ 03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	BRAZIL
083 822 404	MACQUARIE BUSINESS BROKING SERVICES PTY LTD	AUSTRALIA
124 071 432	MACQUARIE B.H. PTY LTD	AUSTRALIA
423532-1	MACQUARIE CANADA HOLDINGS LTD	CANADA
683412-4	MACQUARIE CANADA SERVICES LTD	CANADA
4265301	MACQUARIE CANADIAN INFRASTRUCTURE MANAGEMENT LIMITED	CANADA
6489800	MACQUARIE CANADIAN INVESTMENT HOLDINGS LTD.	CANADA
123 199 548	MACQUARIE CAPITAL ADVISERS LIMITED	AUSTRALIA
105 777 704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	AUSTRALIA
006 198 910	MACQUARIE CAPITAL FINANCE PTY LIMITED	AUSTRALIA
127 829 458	MACQUARIE CAPITAL FINANCE (AUSTRALIA) PTY LTD	AUSTRALIA
	MACQUARIE CAPITAL FUNDING L.P.	ENGLAND/WALES
88464	MACQUARIE CAPITAL FUNDING (GP) LIMITED	JERSEY
110 605 724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	AUSTRALIA
3976881	MACQUARIE CAPITAL FUNDS (EUROPE) LIMITED	ENGLAND/WALES
FN 215363K	MACQUARIE CAPITAL GMBH	AUSTRIA
096 705 109	MACQUARIE CAPITAL GROUP PTY LIMITED	AUSTRALIA
FC027878	MACQUARIE CAPITAL GROUP PTY LIMITED (UK BRANCH)	
123 199 253	MACQUARIE CAPITAL INTERNATIONAL HOLDINGS PTY LIMITED	AUSTRALIA
	MACQUARIE CAPITAL KOREA CO LTD	KOREA
4242665	MACQUARIE CAPITAL LIMITED	ENGLAND/WALES
006 938 825	MACQUARIE CAPITAL MARKETS NOMINEES PTY LIMITED	AUSTRALIA
57952 C1/GBL	MACQUARIE CAPITAL MAURITIUS LIMITED	MAURITIUS
128 212 868	MACQUARIE CAPITAL PRODUCTS LIMITED	AUSTRALIA
002 832 126	MACQUARIE CAPITAL SECURITIES (AUSTRALIA) LIMITED	AUSTRALIA
680634-1	MACQUARIE CAPITAL SPECIALIZED FINANCING LIMITED	CANADA
605377-7	MACQUARIE CAPITAL (CANADA) LTD	CANADA
3704031	MACQUARIE CAPITAL (EUROPE) LIMITED	ENGLAND/WALES
19901107687	MACQUARIE CAPITAL (JAPAN) LIMITED	JAPAN
352816	MACQUARIE CAPITAL (NZ) LIMITED	NEW ZEALAND
169009	MACQUARIE CAYMAN HOLDINGS 2 CO	CAYMAN ISLANDS
168347	MACQUARIE CAYMAN HOLDINGS CO	CAYMAN ISLANDS
124 022 126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	AUSTRALIA
097 868 687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
065 178 618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
5259503	MACQUARIE COMMODITIES FINANCE (UK) LIMITED	ENGLAND/WALES
	MACQUARIE COMMODITIES FUND LTD	BERMUDA
5259474	MACQUARIE COMMODITIES (UK) LIMITED	ENGLAND/WALES
4383511	MACQUARIE COMMODITIES (USA) INC	UNITED STATES
066 047 738	MACQUARIE COMMUNICATIONS INFRASTRUCTURE MANAGEMENT	AUSTRALIA
111 117 465	MACQUARIE COMMUNITY PARTNERSHIPS LIMITED	AUSTRALIA
096 629 471	MACQUARIE CONCEPT BLUE PTY LTD	AUSTRALIA
664379-5	MACQUARIE COOK ENERGY CANADA LTD	CANADA
664382-5	MACQUARIE COOK ENERGY HOLDINGS CANADA LTD	CANADA
93-1043421	MACQUARIE COOK ENERGY, LLC	UNITED STATES
4240241	MACQUARIE COOK POWER INC	UNITED STATES
2569853	MACQUARIE CORIOLIS HOLDINGS INC	UNITED STATES
	MACQUARIE CORONA ENERGY HOLDINGS LIMITED	ENGLAND/WALES
008 606 862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	AUSTRALIA
008 595 426	MACQUARIE CORPORATE FINANCE LIMITED	AUSTRALIA
HRB 52973	MACQUARIE CORPORATE FINANCE LIMITED (GERMAN BRANCH)	GERMANY

1952567	MACQUARIE CORPORATE FINANCE NEW ZEALAND LIMITED	NEW ZEALAND
1911031568	MACQUARIE CORPORATE FINANCE (USA) INC	COLORADO
20-1536178	MACQUARIE COTTON INTERNATIONAL INC	UNITED STATES
069 709 468	MACQUARIE COUNTRYWIDE MANAGEMENT LIMITED	AUSTRALIA
075 067 631	MACQUARIE DEBF PTY LIMITED	AUSTRALIA
29318190	MACQUARIE DENMARK LIMITED A/S	DENMARK
008 596 950	MACQUARIE DEPOSITS PTY. LIMITED	AUSTRALIA
102 607 616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	AUSTRALIA
082 018 399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	AUSTRALIA
126 768 714	MACQUARIE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	AUSTRALIA
091 936 515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	AUSTRALIA
115 402 349	MACQUARIE DIGITAL PTY LIMITED	AUSTRALIA
084 828 437	MACQUARIE DIRECT INVESTMENT B LIMITED	AUSTRALIA
008 607 083	MACQUARIE DIRECT INVESTMENT LIMITED	AUSTRALIA
126 143 879	MACQUARIE DIRECT PERTH PTY LIMITED	AUSTRALIA
073 623 784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED	AUSTRALIA
085 795 651	MACQUARIE DISTRIBUTION PTY LIMITED	AUSTRALIA
	MACQUARIE DISTRICT ENERGY MANAGEMENT INC	UNITED STATES
114 099 795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	AUSTRALIA
096 211 424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	AUSTRALIA
098 127 578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	AUSTRALIA
098 127 569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	AUSTRALIA
094 464 365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	AUSTRALIA
106 197 488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	AUSTRALIA
125 574 389	MACQUARIE DYNAMIC MANAGEMENT (DHOAU) PTY LIMITED	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (EBB3) LLC	UNITED STATES
113 054 569	MACQUARIE DYNAMIC MANAGEMENT (EBB3) PTY LTD	AUSTRALIA
	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	UNITED STATES
2304923	MACQUARIE ELECTRONICS CONSULTING INC	UNITED STATES
363806	MACQUARIE ELECTRONICS LIMITED	IRELAND
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	IRELAND
1978834	MACQUARIE ELECTRONICS USA INC	UNITED STATES
127 185 719	MACQUARIE EMG HOLDINGS PTY LIMITED	AUSTRALIA
664374-4	MACQUARIE ENERGY HOLDINGS CANADA LTD	CANADA
122 300 592	MACQUARIE ENERGY HOLDINGS PTY LTD	AUSTRALIA
20-3690485	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	UNITED STATES
4023666	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	UNITED STATES
	MACQUARIE ENHANCED GLOBAL BOND FUND	AUSTRALIA
	MACQUARIE ENHANCED PROPERTIES SECURITIES FUND	AUSTRALIA
067 299 923	MACQUARIE EQUIPMENT FINANCE PTY LTD	AUSTRALIA
112 079 268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	AUSTRALIA
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	BRAZIL
WN 1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	NEW ZEALAND
002 574 923	MACQUARIE EQUITIES LIMITED	AUSTRALIA
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	NEW ZEALAND
200408424K	MACQUARIE EQUITIES SERVICES SINGAPORE PTE. LTD.	SINGAPORE
	MACQUARIE EQUITIES SERVICES SINGAPORE (HONG KONG BRANCH)	HONG KONG
485394	MACQUARIE EQUITIES (ASIA) LIMITED	HONG KONG
063 906 392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	AUSTRALIA
001 374 572	MACQUARIE EQUITY CAPITAL MARKETS LIMITED	AUSTRALIA
694706	MACQUARIE EQUITY PRODUCTS (UK) LTD	UNITED KINGDOM
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005 (COMMODITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2005 (EQUITIES INDEX) LP	AUSTRALIA
	MACQUARIE ESCALATOR 2006 (AUSTRALIAN PROPERTY) LP	AUSTRALIA
	MACQUARIE ESCALATOR LP	AUSTRALIA
3704031	MACQUARIE EUROPE LIMITED (FRANCE BRANCH)	FRANCE
HRB 147419	MACQUARIE EUROPE LIMITED (GERMAN BRANCH)	GERMANY
	MACQUARIE EUROPE LIMITED (USA BRANCH)	UNITED STATES
114 801 464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	AUSTRALIA
078 771 123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	AUSTRALIA
6146573	MACQUARIE EUROPEAN INVESTMENT HOLDINGS LIMITED	UNITED KINGDOM
Not Assessed	MACQUARIE EVP HOLDING COMPANY PTY LIMITED	39374
116 582 524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	AUSTRALIA
086 587 635	MACQUARIE FILMED INVESTMENTS PTY LTD	AUSTRALIA
4259156	MACQUARIE FINANCE AMERICAS INC	UNITED STATES
118 817 440	MACQUARIE FINANCE HOLDINGS LIMITED	AUSTRALIA
001 214 964	MACQUARIE FINANCE LIMITED	AUSTRALIA
	MACQUARIE FINANCE TRUST	SOUTH AFRICA
1065067	MACQUARIE FINANCE (NZ) LIMITED	NEW ZEALAND
2984767	MACQUARIE FINANCE (UK) LIMITED	ENGLAND/WALES
20-5871391	MACQUARIE FINANCE (USA) INC	UNITED STATES
124 071 398	MACQUARIE FINANCIAL HOLDINGS LIMITED	AUSTRALIA
5645886	MACQUARIE FINANCIAL INFRASTRUCTURE ALLIANCE LIMITED	ENGLAND/WALES

155 537	MACQUARIE FINANCIAL INFRASTRUCTURE FUND	CAYMAN ISLANDS
422814-6	MACQUARIE FINANCIAL LTD	CANADA
095 135 694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	AUSTRALIA
6395646	MACQUARIE FINANCIAL SERVICES HOLDINGS (UK) LIMITED	UNITED KINGDOM
008 606 764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	AUSTRALIA
069 344 154	MACQUARIE FLEET LEASING PTY LIMITED	AUSTRALIA
093 752 946	MACQUARIE FORESTRY SERVICES PTY LIMITED	AUSTRALIA
113 113 214	MACQUARIE FORTRESS INVESTMENTS LIMITED	AUSTRALIA
008 607 047	MACQUARIE FOURTEENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
2005B04004	MACQUARIE FRANCE SARL	FRANCE
3752829	MACQUARIE FUND ADVISER, LLC	UNITED STATES
4240236	MACQUARIE FUNDING HOLDINGS INC	UNITED STATES
6581935	MACQUARIE FUNDING INC	CANADA
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	AUSTRALIA
2021841	MACQUARIE FUNDING NEW ZEALAND LIMITED	NEW ZEALAND
093 177 407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	AUSTRALIA
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	HONG KONG
006 880 217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
	MACQUARIE FUNDS MANAGEMENT SPC	CAYMAN ISLANDS
20-3783039	MACQUARIE FUNDS MANAGEMENT (USA) INC.	UNITED STATES
4088350	MACQUARIE FUTURES USA INC	UNITED STATES
170	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	HONG KONG
111631	MACQUARIE FUTURES (ASIA) LIMITED	HONG KONG
084 388 947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
075 176 779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	MAURITIUS
5259497	MACQUARIE GLOBAL INVESTMENTS (UK) LIMITED	ENGLAND/WALES
4346896	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS GP LLC	UNITED STATES
	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS GP LTD	CAYMAN ISLANDS
4332814	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INC	UNITED STATES
	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT LTD	CAYMAN ISLANDS
110 930 964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	AUSTRALIA
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	INDIA
5622726	MACQUARIE GLOBAL UTILITY INVESTMENTS GP LIMITED	ENGLAND/WALES
5488013	MACQUARIE GP LIMITED	ENGLAND/WALES
5718600	MACQUARIE GP2 LIMITED	ENGLAND/WALES
122 169 340	MACQUARIE GROUP HOLDINGS LIMITED	AUSTRALIA
1952566	MACQUARIE GROUP HOLDINGS NEW ZEALAND LIMITED	NEW ZEALAND
124 071 405	MACQUARIE GROUP HOLDINGS NO.1 LTD	AUSTRALIA
124 071 478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	AUSTRALIA
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
6357992	MACQUARIE GROUP HOLDINGS (UK) NO.1 LIMITED	UNITED KINGDOM
6357999	MACQUARIE GROUP HOLDINGS (UK) NO.2 LIMITED	UNITED KINGDOM
6357976	MACQUARIE GROUP HOLDINGS (UK) NO.3 LIMITED	UNITED KINGDOM
6373218	MACQUARIE GROUP INVESTMENTS (UK) LIMITED	UNITED KINGDOM
122 169 279	MACQUARIE GROUP LIMITED	AUSTRALIA
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	NEW ZEALAND
116 467 031	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD	AUSTRALIA
FC027877	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD (LONDON BRANCH)	
124 071 389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	AUSTRALIA
599031	MACQUARIE HALLWAY PROPERTY LIMITED	BRITISH VIRGIN ISLANDS
	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	CAYMAN ISLANDS
112 058 072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	AUSTRALIA
100 509 975	MACQUARIE HEALTH HOLDINGS PTY LTD	AUSTRALIA
	MACQUARIE HOLDINGS TRUST	AUSTRALIA
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD	SINGAPORE
6309919	MACQUARIE HOLDINGS (UK) NO.1 LIMITED	ENGLAND/WALES
2428034/8809391	MACQUARIE HOLDINGS (U.S.A.) INC	UNITED STATES
116 381 634	MACQUARIE HORTICULTURAL SERVICES PTY LIMITED	AUSTRALIA
4346793	MACQUARIE IB FUNDS (USA) INC	UNITED STATES
421022	MACQUARIE IH IRELAND LIMITED	IRELAND
3075842	MACQUARIE INC	UNITED STATES
116 548 880	MACQUARIE INCOME INVESTMENTS LIMITED	AUSTRALIA
	MACQUARIE INDEX LINKED PROPERTY SECURITIES FUND	AUSTRALIA
11-90696	MACQUARIE INDIA ADVISORY SERVICES PRIVATE LIMITED	INDIA
58341	MACQUARIE INDIAN AIRPORTS ONE LIMITED	MAURITIUS
58340	MACQUARIE INDIAN AIRPORTS TWO LIMITED	MAURITIUS
071 501 918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	AUSTRALIA
C41803	MACQUARIE INDUSTRIAL INVESTMENTS MALTA LIMITED	MALTA
077 595 012	MACQUARIE INFRASTRUCTURE DEBT MANAGEMENT LIMITED	AUSTRALIA
074 311 390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT LIMITED	AUSTRALIA
5755862	MACQUARIE INFRASTRUCTURE GP LIMITED	ENGLAND/WALES
170.3.028.960-5	MACQUARIE INFRASTRUCTURE HOLDINGS AG	SWITZERLAND
072 609 271	MACQUARIE INFRASTRUCTURE INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
072 652 736	MACQUARIE INFRASTRUCTURE LIMITED	AUSTRALIA
112 772 871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	AUSTRALIA

06823M	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	SINGAPORE
3707788	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	UNITED STATES
072 677 993	MACQUARIE INFRASTRUCTURE NO.2 LIMITED	AUSTRALIA
4339673	MACQUARIE INFRASTRUCTURE PARTNERS CANADA GP LTD	CANADA
20-4166306	MACQUARIE INFRASTRUCTURE PARTNERS INC	UNITED STATES
	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	UNITED STATES
29003	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	BERMUDA
	MACQUARIE INFRASTRUKTUR MANAGEMENT GMBH	GERMANY
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	SINGAPORE
117787C	MACQUARIE INTERNATIONAL ADVISORY LIMITED	ISLE OF MAN
127 735 960	MACQUARIE INTERNATIONAL ADVISORY SERVICES PTY LIMITED	AUSTRALIA
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	HONG KONG
092 985 263	MACQUARIE INTERNATIONAL FINANCE LIMITED	AUSTRALIA
4125302	MACQUARIE INTERNATIONAL HOLDINGS LIMITED	ENGLAND/WALES
108 590 996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	AUSTRALIA
1802574	MACQUARIE INTERNATIONAL LIMITED	ENGLAND/WALES
	MACQUARIE INTERNATIONAL LIMITED SEOUL BRANCH	KOREA
	MACQUARIE INTERNATIONAL LIMITED (HONG KONG BRANCH)	HONG KONG
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	CAYMAN ISLANDS
127 487 601	MACQUARIE INTERNATIONAL OFFICE PTY LIMITED	AUSTRALIA
078 980 668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	AUSTRALIA
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	CAYMAN ISLANDS
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO	CAYMAN ISLANDS
2579363	MACQUARIE INTERNATIONALE HOLDINGS LIMITED	ENGLAND/WALES
4957256	MACQUARIE INTERNATIONALE INVESTMENTS LIMITED	ENGLAND/WALES
785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	CHINA
122 939 600	MACQUARIE INVESTMENT HOLDINGS LIMITED	AUSTRALIA
112 017 919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
002 867 003	MACQUARIE INVESTMENT MANAGEMENT LTD	AUSTRALIA
TBC	MACQUARIE INVESTMENT MANAGEMENT SARL	LUXEMBOURG
WN 1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	NEW ZEALAND
071 745 401	MACQUARIE INVESTMENT SERVICES LIMITED	AUSTRALIA
	MACQUARIE INVESTMENT TRUST	AUSTRALIA
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	HONG KONG
5582630	MACQUARIE INVESTMENTS 1 LIMITED	ENGLAND/WALES
5708696	MACQUARIE INVESTMENTS 2 LIMITED	ENGLAND/WALES
069 416 977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	AUSTRALIA
74953	MACQUARIE INVESTMENTS DEUTSCHLAND GMBH	GERMANY
	MACQUARIE INVESTMENTS LLC	UNITED STATES
000 000 000	MACQUARIE INVESTMENTS NO. 2 LIMITED PARTNERSHIP	AUSTRALIA
000 000 000	MACQUARIE INVESTMENTS NO. 3 LIMITED PARTNERSHIP	AUSTRALIA
200718499D	MACQUARIE INVESTMENTS SINGAPORE PTE LTD	SINGAPORE
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	CAYMAN ISLANDS
4104671	MACQUARIE INVESTMENTS (UK) LIMITED	ENGLAND/WALES
20-5871327	MACQUARIE INVESTMENTS (USA) INC	UNITED STATES
6373185	MACQUARIE INVESTOR PRODUCTS (UK) LIMITED	UNITED KINGDOM
119 211 433	MACQUARIE INVESTORS PTY LTD	AUSTRALIA
459515-H	MACQUARIE IT SDN BHD	MALAYSIA
262381	MACQUARIE I.T. (NZ) LIMITED	NEW ZEALAND
107 147 222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	AUSTRALIA
0199-03-01202	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED (JAPAN BRANCH)	JAPAN
107 147 188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	AUSTRALIA
0199-03-011932	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	AUSTRALIA
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	JAPAN
117 560 415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	AUSTRALIA
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	JAPAN
	MACQUARIE JAPAN PROPERTY TRUST	AUSTRALIA
119 106 053	MACQUARIE JAQUES PTY LIMITED	AUSTRALIA
110 990 184	MACQUARIE JIN LIN PTY LIMITED	AUSTRALIA
122 774 289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	AUSTRALIA
104-81-53531	MACQUARIE KOREA CO. LTD	KOREA
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT, INC.	KOREA
5487970	MACQUARIE KOREAN INVESTMENT HOLDINGS LIMITED	ENGLAND/WALES
110 356 968	MACQUARIE LAH PTY LIMITED	AUSTRALIA
5867292	MACQUARIE LEASING LIMITED	ENGLAND/WALES
002 675 032	MACQUARIE LEASING NSW PTY. LIMITED	AUSTRALIA
002 674 982	MACQUARIE LEASING PTY. LIMITED	AUSTRALIA
010 529 638	MACQUARIE LEASING QLD PTY. LIMITED	AUSTRALIA
1156	MACQUARIE LEASING (CHINA) CO LIMITED	CHINA
243880	MACQUARIE LEASING (NZ) LIMITED	NEW ZEALAND

2997799	MACQUARIE LEASING (UK) LIMITED	ENGLAND/WALES
105 453 834	MACQUARIE LEISURE DEVELOPMENTS LIMITED	AUSTRALIA
127 027 712	MACQUARIE LEISURE MANAGEMENT HEALTH CLUBS PTY LIMITED	AUSTRALIA
079 630 676	MACQUARIE LEISURE MANAGEMENT LIMITED	AUSTRALIA
002 574 914	MACQUARIE LEISURE SERVICES PTY LIMITED	AUSTRALIA
206 344	MACQUARIE LENDING NZ LIMITED	NEW ZEALAND
003 963 773	MACQUARIE LIFE LIMITED	AUSTRALIA
564 589 8	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS 2 LIMITED	ENGLAND/WALES
5582620	MACQUARIE LONDON EXCHANGE INVESTMENTS HOLDINGS LIMITED	ENGLAND/WALES
5582628	MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED	ENGLAND/WALES
20-5426915	MACQUARIE LONGVIEW ACQUISITIONS LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW MIDSTREAM LLC	UNITED STATES
20-5426915	MACQUARIE LONGVIEW UPSTREAM LLC	UNITED STATES
114 174 168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	AUSTRALIA
	MACQUARIE LUXEMBOURG INVESTMENT SARL	LUXEMBOURG
115 036 470	MACQUARIE MANAGED INVESTMENTS LIMITED	AUSTRALIA
116 208 354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 LIMITED	AUSTRALIA
127 317 837	MACQUARIE MARTIN PLACE FINANCE PTY LIMITED	AUSTRALIA
51142 C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	MAURITIUS
116 007 740	MACQUARIE MCO HOLDINGS PTY LIMITED	AUSTRALIA
3720443	MACQUARIE MDT HOLDINGS INC	UNITED STATES
	MACQUARIE MDT HOLDINGS TRUST	UNITED STATES
108 538 218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED	AUSTRALIA
115 524 019	MACQUARIE MEDIA MANAGEMENT LIMITED	AUSTRALIA
639997-5	MACQUARIE METALS AND ENERGY CAPITAL (CANADA) LTD.	CANADA
4921203	MACQUARIE METERS 1 (UK) LIMITED	ENGLAND/WALES
4920378	MACQUARIE METERS 2 (UK) LIMITED	ENGLAND/WALES
095 180 564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	AUSTRALIA
115 524 028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	AUSTRALIA
112 748 599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	AUSTRALIA
4100974	MACQUARIE MISSISSIPPI GAS INC.	UNITED STATES
117 033 431	MACQUARIE MOORE STREET PTY LIMITED	AUSTRALIA
120 070 788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	AUSTRALIA
057 760 175	MACQUARIE MORTGAGES PTY LIMITED	AUSTRALIA
010473862/3438695	MACQUARIE MORTGAGES USA INC	UNITED STATES
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE LIMITED	SINGAPORE
	MACQUARIE NEW WORLD GAMING CANADA LTD	CANADA
4411569	MACQUARIE NEW YORK PARKING 1 LLC	UNITED STATES
20-3669351	MACQUARIE NEW YORK PARKING INC.	UNITED STATES
334868	MACQUARIE NEW ZEALAND LIMITED	NEW ZEALAND
123 851 436	MACQUARIE NOOSA PTY LTD	AUSTRALIA
418159-0	MACQUARIE NORTH AMERICA HOLDINGS LTD	CANADA
348101-8	MACQUARIE NORTH AMERICA LTD.	CANADA
393998-7	MACQUARIE NORTH AMERICA SECURITIES LTD	CANADA
107 464 620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	AUSTRALIA
008 595 711	MACQUARIE NZ HOLDINGS PTY LIMITED	AUSTRALIA
009 636 257	MACQUARIE N.T. LEASING PTY. LIMITED	AUSTRALIA
117 033 637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED	AUSTRALIA
127 497 536	MACQUARIE OFFICE INVESTMENTS PTY LIMITED	AUSTRALIA
006 765 206	MACQUARIE OFFICE MANAGEMENT LIMITED	AUSTRALIA
4272055	MACQUARIE OFFICE TRS SERVICES INC	UNITED STATES
4986957	MACQUARIE OIL AND GAS HOLDINGS INC	UNITED STATES
	MACQUARIE ONE LIMITED	UNITED ARAB EMIRATES
002 934 705	MACQUARIE OPTIONS PTY. LIMITED	AUSTRALIA
108 538 003	MACQUARIE PARKING INFRASTRUCTURE PTY LIMITED	AUSTRALIA
111 494 172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	AUSTRALIA
107 464 264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	AUSTRALIA
122 169 368	MACQUARIE PASTORAL MANAGEMENT LTD	AUSTRALIA
122 169 304	MACQUARIE PASTORAL SERVICES LTD	AUSTRALIA
115 251 619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	AUSTRALIA
6349353	MACQUARIE PETERBOROUGH HOSPITAL INVESTMENTS LIMITED	UNITED KINGDOM
091 666 929	MACQUARIE PHOTONICS PTY LIMITED	AUSTRALIA
093 919 727	MACQUARIE PIB MANAGEMENT PTY LIMITED	AUSTRALIA
115 622 449	MACQUARIE PIB PROJECT CO A PTY LIMITED	AUSTRALIA
115 622 458	MACQUARIE PIB PROJECT CO B PTY LIMITED	AUSTRALIA
107 464 586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	AUSTRALIA
107 464 540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	AUSTRALIA
078 271 226	MACQUARIE PORTFOLIO SERVICES PTY LIMITED	AUSTRALIA
4084305	MACQUARIE PORTS INC	UNITED STATES
423531-2	MACQUARIE POWER MANAGEMENT LTD	CANADA
112 561 501	MACQUARIE PRINCIPAL PTY LIMITED	AUSTRALIA
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD	SINGAPORE
082 038 328	MACQUARIE PRISM PTY LIMITED	AUSTRALIA
116 782 006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	AUSTRALIA
089 987 388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
WN1 144 511	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT (NZ) PTY LIMITED	NEW ZEALAND

074 453 393	MACQUARIE PROJECT FINANCE PTY LIMITED	AUSTRALIA
104-81-74725	MACQUARIE PROPERTY ADVISORS KOREA LTD.	KOREA
008 606 826	MACQUARIE PROPERTY CHINA PTY LIMITED	AUSTRALIA
077 727 318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	AUSTRALIA
AK 640307	MACQUARIE PROPERTY FINANCE LIMITED	NEW ZEALAND
076 560 917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	AUSTRALIA
109 837 783	MACQUARIE PROPERTY FUNDS LIMITED	AUSTRALIA
065 678 962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	AUSTRALIA
105 453 736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED	AUSTRALIA
120 957 333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED	AUSTRALIA
120 957 360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED	AUSTRALIA
088 772 203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS	AUSTRALIA
064 904 169	MACQUARIE PROPERTY (OBU) PTY LIMITED	AUSTRALIA
124 282 364	MACQUARIE PUZZLE NO.1 PTY LIMITED	AUSTRALIA
124 282 319	MACQUARIE PUZZLE NO.2 PTY LIMITED	AUSTRALIA
124 683 218	MACQUARIE PUZZLE NO.3 PTY LIMITED	AUSTRALIA
124 683 174	MACQUARIE PUZZLE NO.4 PTY LIMITED	AUSTRALIA
124 683 147	MACQUARIE PUZZLE NO.5 PTY LIMITED	AUSTRALIA
124 683 110	MACQUARIE PUZZLE NO.6 PTY LIMITED	AUSTRALIA
113 621 024	MACQUARIE QUEEN STREET PTY LIMITED	AUSTRALIA
20-3609362	MACQUARIE RAIL INC.	UNITED STATES
6474756	MACQUARIE RAIL LIMITED	CANADA
115 220 123	MACQUARIE READING PTY LIMITED	AUSTRALIA
623285	MACQUARIE REAL ESTATE ASIA LIMITED	HONG KONG
095 918 068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	AUSTRALIA
0199-01-089825	MACQUARIE REAL ESTATE CAPITAL KK	JAPAN
5778777	MACQUARIE REAL ESTATE EUROPE LIMITED	ENGLAND/WALES
1259575	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	UNITED STATES
22-3845767	MACQUARIE REAL ESTATE FINANCE INC	UNITED STATES
20-5331405	MACQUARIE REAL ESTATE HOLDINGS INC	UNITED STATES
981422025-2920528	MACQUARIE REAL ESTATE INC	UNITED STATES
114 018 370	MACQUARIE REAL ESTATE INVESTMENTS PTY LIMITED	AUSTRALIA
119 898 038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED	AUSTRALIA
058 056 616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED	AUSTRALIA
003 420 460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY.	AUSTRALIA
010 795 794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED	AUSTRALIA
123 021 812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED	AUSTRALIA
123 021 938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED	AUSTRALIA
005 996 725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED	AUSTRALIA
079 672 450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED	AUSTRALIA
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE LIMITED	SINGAPORE
4326812	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	UNITED STATES
102 368 052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	AUSTRALIA
4535338	MACQUARIE REGIONAL SHAREHOLDINGS (UK) LIMITED	ENGLAND/WALES
Not Assessed	MACQUARIE RENEWABLE ENERGY INC	39395
112 147 350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	AUSTRALIA
112 588 664	MACQUARIE RENEWABLES MANAGEMENT LIMITED	AUSTRALIA
125 098 179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	AUSTRALIA
	MACQUARIE RESIDENTIAL TRUST	AUSTRALIA
125 098 339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	AUSTRALIA
	MACQUARIE RESOURCE CAPITAL CANADA LTD	CANADA
4421977	MACQUARIE RESTRUCTURING AND SPECIAL SITUATIONS INC.	UNITED STATES
37450	MACQUARIE RG INVESTMENTS LIMITED	BERMUDA
006 219 852	MACQUARIE RISK ADVISORY SERVICES LIMITED	AUSTRALIA
003 898 413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	AUSTRALIA
119 105 896	MACQUARIE ROBINSONS PTY LIMITED	AUSTRALIA
121 066 493	MACQUARIE RPD HOLDINGS PTY LTD	AUSTRALIA
20-4438523	MACQUARIE SC INVESTMENTS INC	UNITED STATES
063 267 032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	AUSTRALIA
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	KOREA
135973	MACQUARIE SECURITIES LIMITED	HONG KONG
	MACQUARIE SECURITIES LIMITED (KOREA BRANCH)	KOREA
	MACQUARIE SECURITIES LIMITED (TAIWAN BRANCH)	TAIWAN, PROVINCE OF CHINA
003 435 443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	AUSTRALIA
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA (PROPRIETARY) LIMITED	SOUTH AFRICA
199704430K	MACQUARIE SECURITIES (ASIA) PTE LIMITED	SINGAPORE
418160-3	MACQUARIE SECURITIES (CANADA) LTD	CANADA
11-89592	MACQUARIE SECURITIES (INDIA) PRIVATE LIMITED	INDIA
MC - 134609	MACQUARIE SECURITIES (JAPAN) LIMITED	CAYMAN ISLANDS
15184/2070	MACQUARIE SECURITIES (MAURITIUS) LIMITED	MAURITIUS
1748511	MACQUARIE SECURITIES (NEW ZEALAND) LIMITED	NEW ZEALAND
180496	MACQUARIE SECURITIES (PHILIPPINES) INC	PHILIPPINES
198702912C	MACQUARIE SECURITIES (SINGAPORE) PTE LIMITED	SINGAPORE
2382080	MACQUARIE SECURITIES (USA) INC	UNITED STATES
003 297 336	MACQUARIE SECURITISATION LIMITED	AUSTRALIA

641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	HONG KONG
075 289 002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	AUSTRALIA
20- 1702053	MACQUARIE SECURITIZATION USA LLC	UNITED STATES
200513362E	MACQUARIE SERVICES SINGAPORE PTE LIMITED	SINGAPORE
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	HONG KONG
126 143 860	MACQUARIE SGT PTY LIMITED	AUSTRALIA
	MACQUARIE SGT TRUST	AUSTRALIA
125 336 101	MACQUARIE SHENTON PTY LIMITED	AUSTRALIA
6388283	MACQUARIE SOURCING LIMITED	UNITED KINGDOM
096 705 341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	AUSTRALIA
B84472539	MACQUARIE SPAIN S.L.	SPAIN
075 295 608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	AUSTRALIA
087 382 965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	AUSTRALIA
	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	BERMUDA
418161-1	MACQUARIE SPECIALIZED FINANCING LTD	CANADA
126 143 904	MACQUARIE ST GEORGES TERRACE PTY LIMITED	AUSTRALIA
46853	MACQUARIE STORAGE GUERNSEY HOLDINGS 1 LIMITED	GUERSNEY
46854	MACQUARIE STORAGE GUERNSEY HOLDINGS 2 LIMITED	GUERSNEY
B 128357	MACQUARIE STORAGE LUXCO 1 SARL	LUXEMBOURG
B 128380	MACQUARIE STORAGE LUXCO A SARL	LUXEMBOURG
B 128219	MACQUARIE STORAGE LUXEMBOURG 1 SARL	LUXEMBOURG
B 128227	MACQUARIE STORAGE LUXEMBOURG 2 SARL	LUXEMBOURG
6271294	MACQUARIE STORAGE UK SPV 1 LIMITED	UNITED KINGDOM
6271271	MACQUARIE STORAGE UK SPV2 LIMITED	UNITED KINGDOM
583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	BRITISH VIRGIN ISLANDS
008 607 074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	AUSTRALIA
065 747 417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	AUSTRALIA
008 607 038	MACQUARIE SWAN STREET PTY LIMITED	AUSTRALIA
092 034 403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	AUSTRALIA
092 034 485	MACQUARIE SYNDICATE NOMINEE PTY LTD	AUSTRALIA
069 344 289	MACQUARIE SYNDICATION (NO. 22) PTY. LIMITED	AUSTRALIA
069 344 387	MACQUARIE SYNDICATION (NO. 23) PTY. LIMITED	AUSTRALIA
062 060 879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	AUSTRALIA
065 309 033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	AUSTRALIA
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	MALAYSIA
421234	MACQUARIE TECHNOLOGY FINANCE LIMITED	IRELAND
124 335 593	MACQUARIE TECHNOLOGY FINANCE PTY LIMITED	AUSTRALIA
C41050	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	MALTA
080 218 846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	AUSTRALIA
009 641 196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	AUSTRALIA
680639-2	MACQUARIE TECHNOLOGY SERVICES (CANADA) LIMITED	CANADA
080 472 751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	AUSTRALIA
100 708 254	MACQUARIE TELECOMMUNICATIONS HOLDINGS PTY LTD	AUSTRALIA
008 606 782	MACQUARIE THIRTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	AUSTRALIA
009 642 933	MACQUARIE TOURISM & LEISURE PTY LIMITED	AUSTRALIA
4240237	MACQUARIE TRADING SERVICES INC	UNITED STATES
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	NEW ZEALAND
	MACQUARIE TREASURY MANAGEMENT LTD.	BERMUDA
232767	MACQUARIE TREUVERMOEGEN GMBH	GERMANY
	MACQUARIE TRUE INDEX AUSTRALIAN EQUITIES FUND	AUSTRALIA
	MACQUARIE TRUE INDEX AUSTRALIAN SHARE FUND	AUSTRALIA
	MACQUARIE TRUE INDEX CASH FUND	AUSTRALIA
	MACQUARIE TRUE INDEX FIXED INTEREST	AUSTRALIA
	MACQUARIE TRUE INDEX GLOBAL BOND FUND	AUSTRALIA
121 530 041	MACQUARIE TRUE INDEX INTERNATIONAL EQUITIES FUND	AUSTRALIA
	MACQUARIE TRUE INDEX LINKED AUSTRALIAN SHARES FUND	AUSTRALIA
	MACQUARIE TRUE INDEX LISTED PROPERTY	AUSTRALIA
	MACQUARIE TRUE INDEX PLUS AUSTRALIAN EQUITY	AUSTRALIA
008 607 029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 607 109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
008 606 844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	AUSTRALIA
115 219 988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	AUSTRALIA
261723	MACQUARIE VEHICLES (NZ) LIMITED	NEW ZEALAND
HRB 56359	MACQUARIE VERWALTUNGS GMBH	GERMANY
4370515	MACQUARIE WATER HEATER RENTALS HOLDINGS LLC	UNITED STATES
4370511	MACQUARIE WATER HEATER RENTALS LLC	UNITED STATES
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	INDIA
116 308 466	MACQUARIE (171 COLLINS ST) PTY LIMITED	AUSTRALIA
115 007 817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	AUSTRALIA
093 438 414	MACQUARIE (ARNCLIFFE) PTY LTD	AUSTRALIA
	MACQUARIE (ASIA) PTE LIMITED (TAIWAN BRANCH)	TAIWAN, PROVINCE OF CHINA
198500776M	MACQUARIE (ASIA) PTE LTD	SINGAPORE
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	HONG KONG

611405	MACQUARIE (HONG KONG) LIMITED	HONG KONG
	MACQUARIE (JAPAN) LIMITED	JAPAN
463469-W	MACQUARIE (MALAYSIA) SDN BHD	MALAYSIA
110 256 418	MACQUARIE (PYRMONT) PTY LIMITED	AUSTRALIA
6287793	MACQUARIE (UK) GROUP SERVICES LIMITED	UNITED KINGDOM
117 212 763	MACT FRANCHISE PTY LIMITED	AUSTRALIA
116 209 057	MACT HOLDING COMPANY PTY LIMITED	AUSTRALIA
116 208 603	MACT NETWORK PTY LIMITED	AUSTRALIA
120 032 822	MACT RENTAL PTY LIMITED	AUSTRALIA
117 033 226	MACV NO. 1 PTY LIMITED	AUSTRALIA
	MAGYAR RAIL CARGO KFT	HUNGARY
006 010 500	MAIL HOLDINGS PTY LIMITED	AUSTRALIA
	MAP HOLDING TRUST	
090 975 456	MARGIN LENDING NOMINEES PTY LIMITED	AUSTRALIA
40366	MARINE SERVICES HOLDINGS LIMITED	BERMUDA
	MARKGOLD INTERNATIONAL HOUSING AND LAND CONSULTING (BEIJING) CO LTD	CHINA
	MARKGOLD INTERNATIONAL HOUSING AND LAND CONSULTING (SHANGHAI) CO LTD	CHINA
102 964 312	MASL NO. 2 PTY LIMITED	AUSTRALIA
44918	MAYVEN INTERNATIONAL LIMITED	ENGLAND/WALES
5842104	MAYVEN UK PLC	ENGLAND/WALES
008 607 092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	AUSTRALIA
001 330 132	MBL RIVER LINKS PTY LIMITED	AUSTRALIA
363941	MC CAPITAL GROUP	IRELAND
069 343 693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	AUSTRALIA
069 343 791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	AUSTRALIA
078 223 382	MCF LEASING PTY LIMITED	AUSTRALIA
000 977 935	MCNEE HOLDINGS PTY LIMITED	AUSTRALIA
SC280388	MEIF (SCOTLAND) GP LIMITED	SCOTLAND
4866246	MEIF (UK) LIMITED	ENGLAND/WALES
006 238 482	MEMNON PTY. LIMITED	AUSTRALIA
007 226 306	MENDLESHAM CORPORATION PTY. LIMITED	AUSTRALIA
	MEO HOLDINGS LIMITED	AUSTRALIA
084 781 555	MERIT MANAGEMENT NO.1 PTY LIMITED	AUSTRALIA
084 781 493	MERIT NO.1 PTY LIMITED	AUSTRALIA
000 000 000	MERIT TRUST NO. 2	AUSTRALIA
44919	MGIG INTERNATIONAL LIMITED	ENGLAND/WALES
5841526	MGIG UK HOLDINGS LIMITED	ENGLAND/WALES
5841526	MGIG UK LIMITED	ENGLAND/WALES
4172509	MGIG US HOLDINGS LLC	UNITED STATES
200708397H	MGJ HOLDINGS PTE LIMITED	SINGAPORE
	MICLYN OFFSHORE EXPRESS LIMITED	AUSTRALIA
	MIF US INVESTMENT HOLDINGS LLC	UNITED STATES
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	MIH BERMUDA 1 LIMITED	BERMUDA
	MIH BERMUDA 2 LIMITED	BERMUDA
	MIH LUXEMBOURG SA	LUXEMBOURG
4261648	MIHI LLC	UNITED STATES
0199-02-049501	MINTAKA YUGEN KAISHA	JAPAN
	MIOM 2 LIMITED	ISLE OF MAN
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	MAURITIUS
124 392 829	MITCHELL HEALTH PARTNERSHIP HOLDINGS PTY LIMITED	AUSTRALIA
124 393 166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	AUSTRALIA
0199-02-032951	MJL ACE LTD	JAPAN
0199-02-032952	MJL BAY LTD	JAPAN
0199-02-009415	MJL COOKIE LTD	JAPAN
0199-02-038065	MJL HAWK LTD	JAPAN
0199-02-038068	MJL IMPULSE LTD	JAPAN
20- 1702053	MMUSA WAREHOUSE NO 1 LLC	UNITED STATES
	MONGOOSE ACQUISITION LLC	UNITED STATES
103 410 297	MONGOOSE PTY LTD	AUSTRALIA
WK-133920	MONKWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
086 587 608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	AUSTRALIA
	MOORE STREET TRUST	AUSTRALIA
061 160 558	MQ CAPITAL PTY LIMITED	AUSTRALIA
	MQ JAPAN MARKET NEUTRAL FUND	AUSTRALIA
	MQ JAPAN MARKET NEUTRAL FUND (CAYMAN ISLANDS)	AUSTRALIA
092 552 611	MQ PORTFOLIO MANAGEMENT LIMITED	AUSTRALIA
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE.	SINGAPORE
086 438 995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	AUSTRALIA
124 335 333	MTF HOLDINGS PTY LIMITED	AUSTRALIA
117 100 615	MUSASHI INVESTOR PTY LIMITED	AUSTRALIA
001 902 165	MXMM FUNDS MANAGEMENT PTY LIMITED	AUSTRALIA
118 029 664	M&I DEBT INVESTMENTS PTY LIMITED	AUSTRALIA
118 029 342	M&I INVESTMENTS HOLDINGS PTY LIMITED	AUSTRALIA

003 337 675	NANWAY NOMINEES PTY LIMITED	AUSTRALIA
	NDI NO.1 LLC	UNITED STATES
111 180 271	NEW MEDIA HOLDINGS PTY LIMITED	AUSTRALIA
	NEW WORLD GAMING INTERNATIONAL, SA	LUXEMBOURG
40367	OCEANTRANS INVESTMENTS LIMITED	BERMUDA
079 630 603	OMNI LEISURE OPERATIONS PTY LIMITED	AUSTRALIA
092 609 428	OMNI SPORTS MANAGEMENT PTY LTD	AUSTRALIA
45497	ORION FINANCIAL INC	CANADA
Not Assessed	ORION SECURITIES INC	30582
1079073	ORION SECURITIES (USA) INC	
113 519 823	OT HOLDINGS PTY LIMITED	AUSTRALIA
092 375 703	OZFOREX PTY LIMITED	AUSTRALIA
071 982 244	PACIFIC RIM OPERATIONS LIMITED	AUSTRALIA
	PADUA MG HOLDINGS INC	UNITED STATES
008 586 365	PARAY PTY. LIMITED	AUSTRALIA
	PARENTS AT WORK INVESTMENT UNIT TRUST	AUSTRALIA
	PARENTS AT WORK OPERATIVE UNIT TRUST	AUSTRALIA
	PARENTS@WORK FREEHOLD UNIT TRUST	AUSTRALIA
107 805 452	PARENTS@WORK PTY LIMITED	AUSTRALIA
008 596 656	PARSEES PTY LIMITED	AUSTRALIA
180547	PASLEY INTERNATIONAL LIMITED	BRITISH VIRGIN ISLANDS
116 467 237	PELLMAC PTY LIMITED	AUSTRALIA
117 100 599	PLEIADES INVESTOR PTY LIMITED	AUSTRALIA
0199-02-047017	PLEIADES YUGEN KAISHA	JAPAN
080 106 412	POLAR FINANCE LIMITED	AUSTRALIA
127 936 476	PROJECT ASCARI PTY LIMITED	AUSTRALIA
	PT EKSPRES SERVISINDO	INDONESIA
	PT EKSPRESINDO OFFSHORE TRANSPORT	INDONESIA
	PT MACQUARIE KONSULTAN INDONESIA	INDONESIA
09.03.1.67.21972	PT MACQUARIE SECURITIES INDONESIA	INDONESIA
111 086 705	PTK INVESTOR PTY LIMITED	AUSTRALIA
3425562	PULSE 24 LIMITED	ENGLAND/WALES
070 603 824	PUMA FINANCE LIMITED	AUSTRALIA
	PUMA GLOBAL TRUST NO. 1	AUSTRALIA
	PUMA GLOBAL TRUST NO. 2	AUSTRALIA
	PUMA GLOBAL TRUST NO. 3	AUSTRALIA
	PUMA GLOBAL TRUST NO. 4	AUSTRALIA
	PUMA GLOBAL TRUST NO. S1	AUSTRALIA
	PUMA GLOBAL TRUST NO.5	AUSTRALIA
	PUMA GLOBAL TRUST NO.6	AUSTRALIA
064 904 212	PUMA MANAGEMENT PTY LIMITED	AUSTRALIA
	PUMA MASTER FUND E-3	AUSTRALIA
	PUMA MASTER FUND P-10	AUSTRALIA
	PUMA MASTER FUND P-11	AUSTRALIA
	PUMA MASTER FUND P-6	AUSTRALIA
	PUMA MASTER FUND P-7	AUSTRALIA
	PUMA MASTER FUND P-8	AUSTRALIA
	PUMA MASTER FUND P-9	AUSTRALIA
	PUMA MASTER FUND S-2	AUSTRALIA
000 000 000	PUMA MASTERFUND H-1	AUSTRALIA
	PUMA MASTERFUND P-13	AUSTRALIA
	PUMA MASTERFUND P12	AUSTRALIA
	PUMA MASTERFUND S-5	AUSTRALIA
	PUMA MASTERFUND S3	AUSTRALIA
	PUMA SUB FUND ACHM	AUSTRALIA
	PUMA SUB FUND CP	AUSTRALIA
	PUMA SUB FUND CP2	AUSTRALIA
	PUMA SUB FUND CP3	AUSTRALIA
	PUMA SUB FUND CP4	AUSTRALIA
	PUMA SUB FUND CRS	AUSTRALIA
	PUMA SUB FUND GSF	AUSTRALIA
	PUMA SUB FUND SABRE	AUSTRALIA
	PUMA SUB FUND SPAN	AUSTRALIA
069 344 190	Q RENT PTY LIMITED	AUSTRALIA
	QIMONDA LEASING TRUST 2007	UNITED STATES
127 329 337	QUEEN STREET PARTNERS PTY LIMITED	AUSTRALIA
5504362	RADIO UK HOLDINGS LIMITED	ENGLAND/WALES
118 472 441	RANSHAR PTY LTD	AUSTRALIA
000 000 000	REGIONAL MEDIA TRUST	AUSTRALIA
008 606 880	REMA NOMINEES PTY. LIMITED	AUSTRALIA
124 947 388	RESF NO. 1 PTY LTD	AUSTRALIA
054 982 106	RESIDCO PTY. LIMITED	AUSTRALIA
WK-119866	ROPEMAKER STREET INVESTMENTS LIMITED	CAYMAN ISLANDS
005 129 984	ROSS PLASTICS PTY LTD	AUSTRALIA
006 566 427	RUGARNO PTY LIMITED	AUSTRALIA
071 366 339	SANTORINI ONE PTY LIMITED	AUSTRALIA

008 597 840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	AUSTRALIA
058 639 688	SEDULOUS INVESTMENTS PTY LIMITED	AUSTRALIA
003 484 259	SHALINA PTY LIMITED	AUSTRALIA
3100036445	SHANGHAI CHENGLI PROPERTIES CO LTD	CHINA
	SHERLOCK SECURITIES LIMITED	CAYMAN ISLANDS
B124775	SIDEWELL FINANCE S.A.R.L.	LUXEMBOURG
	SMART RESIDUAL VALUE SERIES TRUST	AUSTRALIA
	SMART SERIES 2007-1 TRUST	AUSTRALIA
	SMART SERIES 2007-2 TRUST	AUSTRALIA
	SMART SERIES 2007-3E TRUST	AUSTRALIA
008 508 030	SPAL PTY LIMITED	AUSTRALIA
HRB 80076	STRUCTURAL SUPPORT SYSTEMS GERMANY GMBH	FRANKFURT GERMANY
075 364 064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	AUSTRALIA
113 707 216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	AUSTRALIA
050 069 817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	AUSTRALIA
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED	CAYMAN ISLANDS
MC 189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED	CAYMAN ISLANDS
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED	CAYMAN ISLANDS
01990-02-017866	TAIKANSAN KAIHATSU LIMITED	JAPAN
128 009 478	TASMANIAN GATEWAY CORPORATION PTY LIMITED	AUSTRALIA
4439050	TAURUS AEROSPACE GROUP INC.	UNITED STATES
4439057	TAURUS AEROSPACE GROUP LLC	UNITED STATES
HRB 78600	TECHNOLOGY INVESTMENTS (GERMANY) VERWALTUNG GMBH	GERMANY
085 356 770	TEGENSEE PTY LIMITED	AUSTRALIA
070 142 951	TELBANE PTY LTD	AUSTRALIA
079 630 649	TEN7 PTY LIMITED	AUSTRALIA
HRB 80076	TENSION SERVICES GERMANY GMBH	FRANKFURT GERMANY
HRB 80044	TENSION SERVICES HOLDINGS GMBH	
	THE FALCON GENERAL PARTNERSHIP	HONG KONG
000 000 000	THE GLOBAL DEBT LIMITED PARTNERSHIP NO. 2	AUSTRALIA
	THE NSW RESIDENTIAL TRUST	AUSTRALIA
	THE QUEENSLAND RESIDENTIAL TRUST	AUSTRALIA
	THE VICTORIA RESIDENTIAL TRUST	AUSTRALIA
064 721 080	TOUCHSTONE MACQUARIE PTY LIMITED	AUSTRALIA
009 633 603	TRYPTIC PTY LIMITED	AUSTRALIA
4631395	UKFOREX LIMITED	ENGLAND/WALES
081 119 619	UPL DEVELOPMENTS PTY LIMITED	AUSTRALIA
115 007 862	UPL MACQUARIE PTY LIMITED	AUSTRALIA
096 705 298	UPL RIVER LINKS INVESTMENTS PTY LTD	AUSTRALIA
114 734 557	UPL (CATHERINE FIELD) PTY LIMITED	AUSTRALIA
116 908 537	UPL (KIRRA) PTY LIMITED	AUSTRALIA
113 665 455	UPL (LEOPOLD) PTY LIMITED	AUSTRALIA
115 007 915	UPL (LIVERPOOL) PTY LIMITED	AUSTRALIA
116 908 653	UPL (NO 10) PTY LIMITED	AUSTRALIA
127 049 021	UPL (NO 16) PTY LIMITED	AUSTRALIA
127 049 076	UPL (NO 17) PTY LIMITED	AUSTRALIA
127 049 085	UPL (NO 18) PTY LIMITED	AUSTRALIA
127 049 110	UPL (NO 19) PTY LIMITED	AUSTRALIA
127 049 156	UPL (NO 20) PTY LIMITED	AUSTRALIA
127 049 281	UPL (NO 21) PTY LIMITED	AUSTRALIA
127 049 254	UPL (NO 22) PTY LIMITED	AUSTRALIA
127 049 227	UPL (NO 23) PTY LIMITED	AUSTRALIA
127 049 209	UPL (NO 24) PTY LIMITED	AUSTRALIA
127 049 183	UPL (NO 25) PTY LIMITED	AUSTRALIA
116 908 493	UPL (NO 6) PTY LIMITED	AUSTRALIA
116 908 582	UPL (NO 7) PTY LIMITED	AUSTRALIA
116 908 635	UPL (NO 9) PTY LIMITED	AUSTRALIA
114 734 986	UPL (NO. 11) PTY LIMITED	AUSTRALIA
116 908 608	UPL (NO. 8) PTY LIMITED	AUSTRALIA
115 793 685	UPL (NSW) PTY LIMITED	AUSTRALIA
115 007 933	UPL (PORTARLINGTON) PTY LIMITED	AUSTRALIA
120 934 741	UPL (QLD) PTY LIMITED	AUSTRALIA
085 359 833	UPL (SA) PTY LIMITED	AUSTRALIA
084 657 616	UPL (UNDERDALE) PTY LIMITED	AUSTRALIA
115 912 822	UPL (VIC) PTY LIMITED	AUSTRALIA
095 793 141	UPL (WA) PTY LTD	AUSTRALIA
115 007 755	UPL (WHITBY) PTY LIMITED	AUSTRALIA
055 500 902	UPMILL NOMINEES PTY LIMITED	AUSTRALIA
081 119 495	URBAN PACIFIC LIMITED	AUSTRALIA
092 034 458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	AUSTRALIA
113 918 166	URBAN PACIFIC (BEROWRA) PTY LIMITED	AUSTRALIA
115 131 345	URBAN PACIFIC (FLETCHER) PTY LIMITED	AUSTRALIA
114 197 429	URBAN PACIFIC (SOMERSET) PTY LIMITED	AUSTRALIA
2.00701E+11	USFOREX LLC	UNITED STATES
008 592 916	UTOPIA PTY LIMITED	AUSTRALIA
003 201 303	VALCORA PTY LIMITED	AUSTRALIA

080 218 622	VICWIRE PARTNERSHIP PTY LIMITED	AUSTRALIA
079 878 783	VOLATIC PTY LIMITED	AUSTRALIA
079 865 311	VOLBING PTY LIMITED	AUSTRALIA
095 793 169	VUE APARTMENTS PTY LTD	AUSTRALIA
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	SINGAPORE
122 740 327	WATTLE POINT SPV PTY LIMITED	AUSTRALIA
	WILMINGTON INVESTMENT FUND NO.1 LIMITED LLC	UNITED STATES
HRA 22450	WINDKRAFT HOLLEBEN 1 GMBH & CO KG	GERMANY
	WINDPARK BIPPEN GRUNSTUCKS GMBH & CO KG	GERMANY
054 813 080	WOODROSS NOMINEES PTY. LIMITED	AUSTRALIA
002 736 423	WUXTA PTY LIMITED	AUSTRALIA
5532426	YBR FEEDER GP LIMITED	ENGLAND/WALES
MC-142957	YEUNG UK NO.1	CAYMAN ISLANDS
002 798 503	ZELENKA PTY LIMITED	AUSTRALIA
008 644 362	ZOFFANIES PTY. LIMITED	AUSTRALIA

END